EXHIBIT 99.1

EQUINOX GOLD

2022

Annual & Special Meeting of Shareholders
Management Information Circular

335-BN-001

Santa Luz, Brazil

2022 Annual & Special Meeting of Shareholders

TABLE OF CONTENTS
NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS	iii
Letter from the Chair	iv
Letter from the Chief Executive Officer	v
ABOUT THIS INFORMATION CIRCULAR	1
Defined Terms	1
Proxy Solicitation	1
Quorum and Approval	1
Notice and Access	1
Annual and Interim Reports	2
General Information	2
BUSINESS OF THE MEETING	3
Receive our Financial Statements and the Auditor’s Report	3
Elect Directors	3
Appointment of Independent Auditor	3
Amendment of the Company’s Restricted Share Unit Plan	4
Advisory Resolution on Executive Compensation	6
Other Business	6
Management Update	6
ATTENDING THE MEETING AND VOTING PROCEDURES	7
Who Can Vote	7
How to Vote	7
Voting Process: Registered Shareholders	7
Voting Process: Non-Registered Shareholders	9
Processing the Votes	10
Changing Your Vote	11
Participating in the Meeting	11
Attending the Meeting as a Guest	12
Questions	12
OPERATIONAL HIGHLIGHTS	13
About the Company	13
2021 Operating Results	15
2022 Outlook	16
COMMITMENT TO RESPONSIBLE MINING	17
Vision and Values	17
ESG Strategy	17
Transparency and Reporting	18
2021 ESG Highlights	19
CORPORATE GOVERNANCE OVERVIEW	20
Ethical Business Conduct	20
ABOUT THE BOARD	21
Independence	21
Board Composition and Experience	21
Position Descriptions	22
In-camera Meetings	22
Board Education	23
Board and Director Assessments	23
Nomination of Directors	24

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2022 Annual & Special Meeting of Shareholders

Diversity Policy	24
Director Term Limits and Retirement	24
Director Share Ownership	24
COMMITTEES OF THE BOARD	25
Audit Committee	25
Compensation and Nomination Committee	26
Environment, Social and Governance Committee	27
DIRECTORS	29
Advance Notice Policy	29
Majority Voting Policy	29
Nominees for Election as Directors	29
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	39
DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	41
Value Vested or Earned During the Year Ended December 31, 2021	43
Options Exercised During the Year Ended December 31, 2021	43
Loans to Directors	43
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	44
Named Executive Officers (NEO)	44
Executive Compensation Philosophy and Objectives	44
Share Price Performance and Performance Graph	45
Trading Restrictions	47
NEO Share Ownership	48
Compensation Risk Management	48
Compensation Governance	50
Use of Compensation Consultants	51
Benchmarking	52
Components of NEO Compensation	52
Summary Compensation Table	59
Incentive Plan Awards	61
Value Vested or Earned During the Year Ended December 31, 2021	62
Options Exercised during the Year Ended December 31, 2021	62
Option-based Awards	63
Share-based Awards	66
Annual Burn Rate Under Equity Compensation Plans	68
Employment, Consulting and Management Agreements	69
Termination and Change of Control Benefits	69
Pension Plan Benefits	71
ADDITIONAL INFORMATION	72
Shares and Principal Shareholders	72
Management Contracts	72
Interest of Certain Persons in Matters to be Acted Upon	72
Indebtedness of Directors and Executive Officers	72
Interest of Informed Persons in Material Transactions	72
Forward-looking Statements	73
Schedule “A” - Restricted Share Unit Plan	75

Page ii

2022 Annual & Special Meeting of Shareholders

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
Date: Wednesday, May 4, 2022 Time: 1:30 p.m. (Vancouver time) Location: https://meetnow.global/MGDZ65R	Equinox Gold is holding its annual and special meeting of shareholders in a virtual only format. Shareholders can submit questions about Equinox Gold, the Meeting Materials, or the voting process in advance via our website: www.equinoxgold.com/investors/agm-contact/

You are invited to attend the annual meeting of shareholders (the Meeting) of Equinox Gold (Equinox Gold or the Company). The Meeting will be held on May 4, 2022, starting at 1:30 p.m. (Vancouver time) for the following purposes:

1.	Receiving the Company’s consolidated financial statements for the financial year ended December 31, 2021, and the auditor’s report thereon.
2.	Electing nine director nominees to serve on the Company’s Board of Directors.
3.	Reappointing KPMG LLP as the Company’s independent auditor for 2022 and authorizing the Company’s directors to set the auditor’s pay.
4.	Considering and, if deemed appropriate, passing, with or without variation an ordinary resolution approving an amendment to the Company’s restricted share unit plan.
5.	Approving a non-binding advisory resolution on executive compensation.
6.	Transacting any other business that may properly come before the Meeting.

The Meeting will be held in a virtual only format, via live audiocast. We believe that a virtual meeting remains appropriate to help protect the health of our communities, shareholders, employees and other stakeholders from risks associated with the ongoing COVID-19 pandemic. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. See “Participating in the Meeting” beginning on page 11 of our management information circular (Circular) for details on how to join the Meeting, ask questions, and address any technical issues related to accessing the live audiocast. To facilitate participation in the Meeting, we encourage Shareholders to submit any questions about Equinox Gold, the Meeting Materials, or the voting process in advance via our website: www.equinoxgold.com/investors/agm-contact/

Equinox Gold is using the notice and access method for delivering this notice to shareholders. This notice and the Circular are available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 17, 2022. You may vote virtually or by proxy. Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage your vote and feedback.

Dated at Vancouver, British Columbia this 22nd day of March 2022.

By Order of the Board of Directors

(signed) Ross Beaty

Chair

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2022 Annual & Special Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

During 2021, Equinox Gold continued to successfully execute its mission to become one of the world’s leading gold producers - a path we began at our inception just four years ago. We produced more than 600,000 ounces of gold in 2021, up from 477,000 ounces in 2020, and increased our gold reserves and resources to 30 million ounces, up from 22 million ounces in 2020. Our acquisition of Premier Gold early in the year delivered further scale and diversification with the construction-ready Greenstone project in Ontario, the producing Mercedes mine in Mexico and a number of promising exploration properties. We increased reserves and demonstrated mine life extension at both Aurizona and Castle Mountain, advanced construction at Santa Luz on time and on budget, started construction at Greenstone, and executed successful exploration programs at all of our mines. We bolstered our balance sheet by selling Pilar and Mercedes, and strengthened our management team to support our growth and enhance our ability to deliver strong environmental, social and governance practices throughout our company. We are fully financed and have the assets and the team in place to produce more than one million ounces of gold annually by mid-decade.

In spite of our strong growth and successful advancement of our mission, and after outperformance in 2018, 2019 and 2020, our share price underperformed our peers in 2021. I believe this occurred for two main reasons: first, a blockade at our Los Filos mine after a similar blockade in 2020, which affected production and rattled confidence in our ability to successfully execute our expansion plans for that mine; second, investor concerns about our capital obligations for Greenstone construction, after several other large Canadian development projects experienced budget overruns in recent years. Our job now is to engage constructively with the communities at Los Filos so we can expand production at that mine, and to construct Greenstone on time and on budget. By demonstrating quarter on quarter progress at both projects, I am confident our share price will once again outperform.

I am also pleased that gold performed better during late 2021 and to date in 2022. Gold performs well as a store of value during inflationary periods, and I think inflation will be with us for some time after the extraordinary monetary expansion and currency debasement of recent years. Gold supply remains constrained (total gold supply in 2021 is little changed from that in 2014) while gold demand remains strong, especially in recent months as central banks struggle to control inflation and real yields remain negative. I believe we will continue to see strong macroeconomic fundamentals supporting higher gold prices and I expect gold to outperform major stock and bond markets in the years ahead. In this environment, our strategy to become a large global gold producer will pay great dividends. And speaking of dividends, I look forward to paying sustainable dividends to our shareholders when our current growth phase is complete.

Equinox Gold’s success is possible because of the support of a galaxy of stakeholders. Our fine team of employees and support personnel - now numbering more than 7,000 at all our operations and projects - work day after day to execute our strategy, to manage risks, to ensure we are upholding high environmental, social and governance standards, to keep our workforce healthy and safe and to build our business successfully. To them I extend my thanks. I also extend my appreciation to our community partners, our contractors and suppliers, the governments where we work, our Board of Directors, and of course our shareholders for their support of our mission.

We have stayed true to our purpose and in four short years have built a solid, well-managed, well-financed company with an extraordinary growth outlook. I expect an excellent year in 2022 and look forward to reporting again on our achievements in early 2023. Until then I hope you will follow our progress and feel as proud as I am about the steady execution of our ambitious mission to become a leader in the global gold mining industry.

Ross Beaty
March 22, 2022

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2022 Annual & Special Meeting of Shareholders

Letter from the Chief Executive Officer

Dear Shareholders,

We are at an inflection point in Equinox Gold’s development. Over the last four years we have constructed three mines and completed strategic acquisitions to establish a platform that supports solid cash flow, strong growth, and long-term profitability. We have built a robust, well-diversified company with assets in Canada, USA, Mexico and Brazil, growing cash flow from eight operating mines, and a clear path to achieve our long-term strategy by advancing a pipeline of growth projects.

With the portfolio in place, we have turned our focus inward to deliver incremental production growth from our existing assets and, hopefully, incremental share price growth for our investors. Collectively, our development and expansion plans will deliver more than 600,000 ounces of additional annual gold production over the next few years. As production grows, and as our large, lower-cost Greenstone and Castle Mountain projects achieve production, we will see costs come down with the objective of ultimately having operating costs in the lower half of the industry.

During this growth phase we are reinvesting operating cash flow into our assets to ensure long-term profitability. We are investing in our mines to sustain production, investing in exploration to delineate reserves and resources for mine life extension, investing in local communities to ensure all stakeholders benefit from our operations, and investing in our team with a new employee share purchase program that supports our team to become more significant owners of this company.

We are also investing in a number of initiatives that should increase operating efficiencies, improve costs and also reduce our greenhouse gas emissions, benefitting both our business and our ESG objectives. We made significant progress with our ESG programs during 2021, achieving our short-term targets across a range of metrics, enhancing and expanding existing policies and procedures, and establishing an internal reporting platform to ensure consistency across all operations with the objective of continually improving our ESG performance.

As COVID restrictions lifted and we could travel to the mine sites, a focus during 2021 was engaging with our community partners to strengthen those relationships. We received a warm welcome at Greenstone from our Indigenous partners, government and community leaders, and the site team. Greenstone construction is advancing well, and I look forward to reporting quarterly progress as we focus on achieving production in the first half of 2024.

We made excellent progress at Santa Luz in 2021 and expect to achieve steady state production before the end of the second quarter this year. We are also advancing expansion projects at RDM and Aurizona and are actively exploring multiple deposits around Aurizona and between Santa Luz and Fazenda, with the expectation of establishing two mining districts in Brazil. In California, we have started permitting the Phase 2 expansion at Castle Mountain and continue to extend the Mesquite mine life through exploration success.

These achievements are the product of a hard-working team that remained focused and found new ways to connect and collaborate during 2021, despite the continuing challenges of COVID-19. Our job for 2022 and 2023 is execution: staying energized and delivering on our strategy one quarter at a time to realize our long-term plan.

I thank our team for their loyalty and commitment to each other and to Equinox Gold. I thank our community partners for their engagement at our projects, our Board of Directors for their counsel and support of our strategy, and our shareholders for sharing our long-term vision. We are building a company that will bring benefits to our workforce and contractors, our community and government partners and our shareholders for decades to come. I hope all of you share my enthusiasm for the future of Equinox Gold.

Christian Milau
March 22, 2022

Page v

2022 Annual & Special Meeting of Shareholders

ABOUT THIS INFORMATION CIRCULAR

You have received this management information circular (the Circular) for the 2022 annual and special meeting of shareholders of Equinox Gold to be held at 1:30 p.m. (Vancouver time) on Wednesday, May 4, 2022 (the Meeting), because our records indicate that you owned Equinox Gold shares as of the close of business on March 17, 2022 (the Record Date). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Your vote is important. The Board of Directors (Board) and management (Management) of Equinox Gold encourage you to voice your opinion on Equinox Gold’s governance practices and strategy by voting your shares.

This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting audiocast. If you have any questions about the procedures to follow to qualify your vote at the Meeting or about obtaining and depositing the required proxy form, you should contact Equinox Gold’s transfer agent, Computershare Investor Services Inc. (Computershare) by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International).

Defined Terms

In this Circular, we, us, our, Equinox Gold and the Company mean Equinox Gold Corp. You, your and shareholder mean holders of Equinox Gold shares as of the Record Date. All other terms used are defined within the Circular.

Proxy Solicitation

Management may solicit your vote for this Meeting, and at any meeting that is reconvened if the Meeting is postponed or adjourned. Management’s solicitation of proxies will be conducted without special compensation by mail, email, telephone or other personal contact by our directors, officers, and employees or by Computershare. The Company will bear the cost of soliciting proxies.

The Company is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to the Company’s articles, a quorum for the transaction of business at any meeting of shareholders is at least two shareholders present, or represented by proxy, holding 33% or more of the shares entitled to vote at the meeting of shareholders.

Notice and Access

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, for delivery of the Notice of Meeting and Circular for the year ended December 31, 2021 (collectively, the Meeting Materials) to registered and beneficial shareholders. Equinox Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location, and purpose, as well as information on how to access the Meeting Materials electronically. Only shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

2022 Annual & Special Meeting of Shareholders

The Company is not using a procedure known as “stratification” in relation to its use of Notice and Access. Stratification occurs when a reporting issuer provides a paper copy of the Circular to select shareholders along with the Notice and Access notification. In relation to the Meeting, all shareholders will receive the required documentation under Notice and Access and shareholders will not receive a paper copy of the Circular unless they expressly request a copy.

Shareholders without pre-existing instructions to receive printed materials may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to the shareholder for up to one year from the date this Circular is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). To request a paper copy of the Meeting Materials, please contact Equinox Gold by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International) or by email at info@equinoxgold.com. To receive the Meeting Materials in advance of 1:30 p.m. (Vancouver time) on May 2, 2022 (the Proxy Deadline) and in advance of the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the Proxy Deadline.

Annual and Interim Reports

As a shareholder, you can decide if you want to receive paper copies of our interim and annual consolidated financial statements and management’s discussion and analysis (MD&A). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Equinox Gold in our audited consolidated financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.equinoxgold.com, on SEDAR and on EDGAR.

General Information

Unless otherwise stated, information in this Circular is as of the Record Date.

This Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

•	March 17, 2022: US$1.00 = C$1.26
•	December 31, 2021: US$1.00 = C$1.27
•	December 31, 2020: US$1.00 = C$1.27
•	December 31, 2019: US$1.00 = C$1.30

2022 Annual & Special Meeting of Shareholders

BUSINESS OF THE MEETING

Receive our Financial Statements and the Auditor’s Report

Our audited consolidated financial statements for the year ended December 31, 2021, and related auditor’s report, will be presented at the Meeting. The audited consolidated financial statements are available on our website, on SEDAR and on EDGAR. Printed copies will be mailed to shareholders who requested a copy.

Elect Directors

At the Meeting, shareholders of the Company will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). Information on the director nominees begins on page 29 of this Circular.

The Board recommends you vote FOR all of the director nominees.

Unless otherwise instructed, the Management Proxyholders (defined below) appointed pursuant to the accompanying proxy form will vote FOR the election of the nominated directors. If a proposed nominee is unable to serve as a director or withdraws their name, the Management Proxyholders reserve the right to nominate and vote for another individual at their discretion.

Appointment of Independent Auditor

The Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as the Company’s independent external auditor (auditor) to serve for the ensuing year, and that the Board be authorized to set the auditor’s remuneration.

The Board recommends you vote FOR the appointment of KPMG LLP as Equinox Gold’s auditor.

KPMG LLP has been Equinox Gold’s independent external auditor since January 5, 2017. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. At the Company’s 2021 annual general meeting, 99.59% of the votes cast were in favour of appointing KPMG LLP as the Company’s auditor, with 0.41% of votes cast withheld.

The Board recommends you vote FOR authorizing the Board to fix the auditor’s pay.

The fees paid to the auditor in each of the last two fiscal years are as follows:

	2021[1]	2020[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$2,515,964	$1,458,125
Audit Related Services
No audit related services in 2021. Audit related services in 2020 related to the Leagold Transaction management information circular and due diligence related to mergers and acquisitions.	Nil	$139,754

2022 Annual & Special Meeting of Shareholders

	2021[1]	2020[1]
All Other Fees
For assistance in assessing compliance with certain Mexican regulations.	$3,723	Nil
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment-planning services.	$310,775	$207,293
Tax Fees
In 2021 for tax advisory services primarily related to US tax advisory matters. In 2020 for tax advisory services primarily related to the Leagold Acquisition and general Canadian and US tax advisory matters.	$162,293	$142,336
Total	$2,992,755	$1,947,508

Notes:

1.	The fees were converted from Canadian dollars into US dollars at the average exchange rate for 2021 of C$1 = US$0.7978 (US$1=C$1.2534) and for 2020 of C$1 = US$0.7463 (US$1 = C$1.34).

Unless otherwise instructed, Management Proxyholders will vote FOR the resolution appointing KPMG LLP as our auditor to hold office until our 2023 annual meeting of shareholders and FOR authorizing the Board to fix the auditor’s remuneration.

Amendment of the Company’s Restricted Share Unit Plan

The shareholders of the Company adopted a restricted share unit plan on July 26, 2018, as subsequently amended and restated at a meeting of shareholders on May 1, 2019 (Plan). In connection with the Company’s graduation to the Toronto Stock Exchange (TSX), the Board made certain amendments to the Plan, effective October 30, 2019. On February 24, 2022, the Board made certain administrative amendments to the Plan, including adding a 12-month hold period for common shares issued to the chief executive officer (CEO) on vesting of share units, removing automatic accelerated vesting of share units on a change of control, and revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the Plan contains specific amendment provisions that allow such amendments to be made by the Board without shareholder approval. A description of the Plan is set out on page 75 of this Circular.

The Plan provides for the grant of time-based restricted share unit awards (RSU) and performance-based share unit awards (pRSU) to eligible employees, officers and consultants of the Company and its affiliates. The purpose of the Plan is to encourage tenure and longevity of employment, to recognize and reward significant contributions to the long-term success of the Company and to align participants’ interests more closely with shareholder interests. The Plan is a key component of the Company’s long-term incentive program and, as at the date of this Circular, approximately 1.6% of the Company’s employees participate in the Plan.

A maximum number of 7,000,000 Equinox Gold shares may be reserved for issuance (Plan Maximum) pursuant to the terms of the Plan, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and by the shareholders of the Company. The Company is seeking approval from shareholders at the Meeting to increase the Plan Maximum by 5,400,000 to a total of 12,400,000 shares (New Plan Maximum). The Board approved the New Plan Maximum on February 24, 2022.

The number of Equinox Gold shares that may be reserved for issuance under the Plan, in combination with the aggregate number of Equinox Gold shares that may be issuable under any and all of the Company’s equity incentive plans in existence from time to time, including the Plan, may not exceed 10% of the total number of issued and Equinox Gold shares on a non-diluted basis.

2022 Annual & Special Meeting of Shareholders

•	As of the Record Date, there were 302,688,736 Equinox Gold shares issued and outstanding and the current Plan Maximum represented approximately 2.3% of the Company’s issued and outstanding common shares.
•	In addition to the Plan, the shareholders of the Company adopted the Option Plan on July 26, 2018, which was subsequently amended and restated at a meeting of shareholders on May 1, 2019 (Option Plan). As of the Record Date there were 2,816,923 Options outstanding under the Option Plan, representing approximately 0.93% of Equinox Gold’s issued and outstanding common shares. The Board has determined that the Company will no longer grant stock options and the Company is not seeking renewal of the Option Plan from shareholders. Consequently, the Company will not issue any more stock options going forward. Stock options previously granted will remain valid until they expire.

The Plan Maximum has not been increased since the Plan was originally adopted. If the New Plan Maximum is approved by shareholders, the number of common shares of the Company reserved for issuance will be fixed at 12,400,000 common shares, representing 4.1% of the Company’s issued and outstanding common shares as at the Record Date.

If the New Plan Maximum is not approved by the majority of shareholders voting in person or by proxy at the Meeting, it will not become effective and the Company will not be able to issue further share units under the Plan that vest in shares. As of the Record Date, there were 74,483 Equinox Gold shares available for future issuance under the Plan (representing 0.02 % of the Company’s issued and outstanding common shares), after considering the number of common shares issuable upon the vesting of previously issued RSU and pRSU (assuming maximum performance) granted (collectively, the Issued RSU), with such number of common shares issuable on vesting of the Issued RSU being 5,138,299 or 1.7% of the Company’s issued and outstanding common shares as of the Record Date.

A copy of the Plan, incorporating the New Plan Maximum, is attached as Schedule “A” to this Circular. Shareholders are encouraged to review the Plan. The Plan was accepted for filing by the TSX on March 16, 2022, subject to approval by the shareholders and the Company satisfying the requirements of the TSX, including the filing of all applicable documentation.

At the Meeting, the shareholders of the Company will be asked to consider, and if thought fit, pass the following ordinary resolutions:

“Resolved that:

1.	The maximum number of shares issuable upon the vesting of restricted share units granted under the Company’s Restricted Share Unit Plan be increased by 5,400,000, from 7,000,000 to 12,400,000; and
2.	any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, all such other documents required to give effect to these resolutions.”

The Board recommends you vote FOR the New Plan Maximum

Unless otherwise instructed, Management Proxyholders will vote FOR the resolutions approving the Plan Amendment.

2022 Annual & Special Meeting of Shareholders

Advisory Resolution on Executive Compensation

The Board has adopted a non-binding “Say on Pay” advisory vote to solicit feedback on our approach to executive compensation. Say on Pay is intended to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote.

The 2021 Say on Pay advisory vote received 98.82% approval from shareholders who voted. The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures, and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold’s approach to compensation under the heading “Executive Compensation Discussion and Analysis” beginning on page 44. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold’s approach to executive compensation.

At the Meeting, the shareholders of the Company will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 22, 2022, delivered in advance of its Annual & Special Meeting of Shareholders.”

The Board recommends you vote FOR the Advisory Resolution on Executive Compensation.

Unless otherwise instructed, Management Proxyholders will vote FOR the advisory resolution on Executive Compensation.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) to understand their concerns and will review Equinox Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in Equinox Gold’s management information circular for the following year.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Management Update

Following the formal business of the Meeting, Mr. Beaty will present an overview of the Company’s business strategy and objectives and activities underway at each of our projects. Shareholders will have an opportunity to ask questions of Mr. Beaty and Management throughout the Meeting and subsequent update.

2022 Annual & Special Meeting of Shareholders

ATTENDING THE MEETING AND VOTING PROCEDURES

Who Can Vote

You are entitled to vote at the Meeting if you held Equinox Gold shares as of the close of business on March 17, 2022, the Record Date for the Meeting. Each share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered (beneficial) shareholder. The different voting options are summarised below, and more detail is provided in the following section.

Please follow the appropriate voting option based on whether you are a registered or non-registered shareholder:

•	You are a registered shareholder if your name appears on your share certificate, or your shares are registered in your name with Computershare.
•	You are a non-registered (beneficial) shareholder if your shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (Intermediary).

If you are unsure whether you are a registered or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials, or the voting process, please contact us through our dedicated Meeting site: www.equinoxgold.com/investors/agm-contact/.

Voting Process: Registered Shareholders

Registered Shareholders Option 1 - Voting by proxy

Voting by proxy is the easiest way to vote. By completing and returning your proxy form, you are authorizing your proxyholder to vote your shares at the Meeting, or withhold your vote, according to your instructions. Christian Milau, CEO, and Greg Smith, President, have agreed to act as the Equinox Gold management proxyholders for the Meeting (Management Proxyholders). Unless otherwise noted, the following instructions assume that you are appointing the Management Proxyholders as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as he or she sees fit. It is important that you provide voting instructions with your proxy. If you appoint the Management Proxyholders but do not tell them how to vote, your shares will be voted FOR each of the items of business currently proposed for the Meeting.

A proxy will not be valid unless it is dated and signed by you, as the registered shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a registered shareholder who is a company or association, your proxy should have the seal of the company or association, if applicable, and must be executed by a duly authorised officer or an attorney. If you execute a proxy as an attorney for a registered shareholder who is an individual, or as an officer or attorney of a registered shareholder who is a company or association, you must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

2022 Annual & Special Meeting of Shareholders

Your completed proxy must be deposited with Computershare by 1:30 p.m. (Vancouver time) on Monday, May 2, 2022, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

If you are appointing someone other than the Management Proxyholders as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline they will not receive an invitation code to participate in the online meeting. Instructions on how to register your proxyholder are below. Computershare will email proxyholders their invitation code after the Proxy Deadline has passed. Management Proxyholders do not need to be registered.

Internet

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders as your proxyholder.

Mail or Courier

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Appointing another person to attend the Meeting virtually and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in your proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

To participate in the Meeting, your appointed proxyholder must be registered to attend. If you do not register your proxyholder, your proxyholder will not receive an invitation code to participate in the Meeting. To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Monday, May 2, 2022 and provide Computershare with your proxyholder’s contact information, including email so that Computershare may provide your proxyholder with an invitation code. If your proxyholder is not registered with Computershare, they will not receive an invitation code and will not be able to attend and vote at the Meeting.

2022 Annual & Special Meeting of Shareholders

Registered Shareholders Option 2 - Voting in person by attending the virtual Meeting and voting online

The Meeting will be hosted virtually by way of a live audiocast starting at 1:30 p.m. (Vancouver time) on May 4, 2022. To participate online, registered shareholders must have a valid 15-digit control number and appointed proxyholders must be registered with and have received an invitation code for the Meeting from Computershare. Registered shareholders and duly appointed proxyholders can participate in the Meeting as follows:

• Login at https://meetnow.global/MGDZ65R at least 15 minutes before the Meeting starts.

• Click the “Shareholder” link and, if you are a registered shareholder, enter your control number or, if you are duly appointed proxyholder, enter your invitation code:

-   Registered Shareholders: the 15-digit control number is located in the bottom left corner on the front of your proxy form.

-  Duly appointed Proxyholders: the invitation code will be emailed to you by Computershare after the Proxy Deadline has passed.

• Vote by following the instructions on screen.

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the “Virtual AGM User Guide” enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

If you are a registered shareholder and use the 15-digit control number on your proxy form to login to the Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not enter your control number and instead join the meeting as a guest. Guests are not eligible to vote.

Voting Process: Non-Registered Shareholders

In accordance with applicable securities law requirements, Equinox Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy and voting information form to the Intermediaries and clearing agencies and has paid for the Intermediaries and clearing agencies to distribute that material to non-registered shareholders. The Company intends to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs under NI 54-101.

Non-Registered Shareholders Option 1 - Voting by proxy or voting instruction form

Voting by proxy or using the voting instruction form is the easiest way to vote. By completing and returning the voting instruction form or form of proxy, you are providing instructions to your Intermediary for how you would like your shares to be voted at the Meeting.

You should receive from your Intermediary either a voting instruction form, which is not signed by the Intermediary, or a pre-authorized form of proxy that has already been signed by the Intermediary indicating the number of Equinox Gold shares to be voted. Your Intermediary must ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive either a voting instruction form or a pre-authorized form of proxy.

2022 Annual & Special Meeting of Shareholders

Your Intermediary will have its own procedures that you should carefully follow to ensure your shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 1:30 p.m. (Vancouver time) on Monday, May 2, 2022.
Non-Registered Shareholders Option 2 - Voting in person by attending the virtual Meeting and voting online

If you are a non-registered shareholder and you wish to vote your shares in person at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If you are appointing yourself as proxy, you must also register with Computershare to obtain an invitation code that will allow you to login to the Meeting and vote your shares. To register, please visit http://www.computershare.com/EquinoxGold by 1:30 p.m. (Vancouver time) on Monday, May 2, 2022 and provide Computershare with your contact information, including email. If you do not register with Computershare, you will not receive an invitation code and will not be able to participate in the Meeting to vote your shares.

You can also appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. You may appoint someone else as the proxyholder to vote your Equinox Gold shares by printing their name in the space provided on your voting instruction form or form of proxy, and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting, they must also be registered with Computershare as described above.

Once registered, you or your proxyholder can participate in the Meeting using the following process:

• Login at https://meetnow.global/MGDZ65R at least 15 minutes before the Meeting starts.

• Click the “Shareholder” link and enter the invitation code provided by Computershare.

• Vote by following the instructions on screen.

It is important that you or your proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the “Virtual AGM User Guide” enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. We will announce the voting results of the Meeting by press release and file them on SEDAR and EDGAR after the Meeting.

2022 Annual & Special Meeting of Shareholders

Changing Your Vote

Registered Shareholders

If you are a registered shareholder, you can revoke a vote you made by proxy by:

•	Voting again on the internet or by telephone before 1:30 pm (Vancouver time) on Monday, May 2, 2022, following the procedures described above;
•	Voting during the Meeting by logging into the Meeting and following the procedures described above. If you login using the 15-digit control number on your proxy form, you will revoke all previously submitted proxies and be able to vote by ballot at the Meeting;
•	Submitting a new completed proxy form that is dated later than your original proxy and is received by Computershare before 1:30 p.m. (Vancouver time) on Monday, May 2, 2022;
•	Submitting a written notice of revocation signed by you or your duly authorized attorney (Revocation Notice) as described below; or
•	Any other manner permitted by law.

If you represent a registered shareholder who is a company or association, your Revocation Notice must have the seal of the company or association, if applicable, and must be executed by an officer of the company or an attorney who has written authorization. The written authorization must accompany the Revocation Notice. We must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned. Send the signed Revocation Notice to:

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, BC Canada V6C 1G8

Attention: Corporate Secretary

Non-Registered Shareholders

Please follow the relevant instructions provided by your Intermediary.

Participating in the Meeting

Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. You can participate online using your smartphone, tablet or computer. Once logged in, you will be able to listen to a live audiocast of the Meeting, ask questions online and submit your votes in real time.

The following processes will apply during the Meeting:

•	Questions about a motion can be submitted by any registered shareholder or duly appointed proxyholder using the instant messaging service of the virtual interface. Unless questions are procedural or directly related to motions before the Meeting, they will be addressed during the Company’s corporate update webcast/conference call after the Meeting.
•	Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do NOT vote again during the Meeting, unless you intend to change your initial vote.

2022 Annual & Special Meeting of Shareholders

Any questions received through our dedicated Meeting site (www.equinoxgold.com/investors/agm-contact/) that are procedural or directly related to motion to be considered at the Meeting will be addressed at the Meeting. All other questions received through the site will either be answered before the Meeting or during the Company’s corporate update webcast/conference call after the Meeting.

See the “Virtual AGM User Guide” enclosed with the Notice of Meeting for additional information on how to login, ask questions and vote at the Meeting.

Attending the Meeting as a Guest

Only registered shareholders and duly appointed proxyholders may vote at the Meeting. Other persons who wish to listen to the business of the Meeting can do so by logging into the Meeting as a guest.

If you are a registered holder and have voted by proxy in advance of the Meeting and want to listen to the Meeting but not change your voting instructions, you may log on to the Meeting as a guest.

Questions

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials, or the voting process, please contact us through our dedicated Meeting site: www.equinoxgold.com/investors/agm-contact/.

2022 Annual & Special Meeting of Shareholders

OPERATIONAL HIGHLIGHTS

About the Company

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming The Premier Americas Gold Producer. We have quickly grown from a single-asset developer to a multi-asset gold producer and have seven operating gold mines at the date of this Circular, with a clear path to achieve more than one million ounces of annual gold production by advancing a pipeline of development and expansion projects. Our leadership team is aligned on the Company’s vision to become a million-ounce gold producer with a reputation for excellence in community engagement, financial management, and responsible exploration, development and operations. With an experienced management team and Board, a strong treasury, cash flow from our producing mines and access to a corporate revolving credit facility, we are well positioned to execute on our growth objectives.

The Company operates entirely in the Americas, with one project in Canada, two mines in the United States, two mines in Mexico and four mines in Brazil. In December 2021 we announced the proposed sale of our Mercedes Mine in Mexico to Bear Creek Mining Corporation. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022. Concurrently, we are completing construction and commissioning of our new Santa Luz Mine in Brazil and expect to pour first gold by the end of the first quarter of 2022. We have also started construction of our new Greenstone Project in Ontario and are advancing expansion projects at our Los Filos, Aurizona and Castle Mountain mines.

2022 Annual & Special Meeting of Shareholders

To achieve its growth objectives, Equinox Gold has constructed three new mines and also completed a number of strategic acquisitions, acquiring the Mesquite Mine in 2018, Leagold Mining in 2020 and Premier Gold in 2021. Along with increased production and cash flow and a larger reserve and resource base, these acquisitions also provided the pipeline of development and expansion projects that will bring additional growth to the Company.

Production and Reserve Growth

1. Mid-point of Equinox Gold’s 2022 production guidance. 2. Analyst consensus production estimates at January 31, 2022 3. Greenstone is expected to add 240,000 oz of annual gold production. Expansion projects planned for Castle Mountain, Los Filos and Aurizona are expected to add 180,000 oz, 125,000 oz and 30,000 oz of annual gold production, respectively.

When analyzing the merits of an acquisition or merger, one of the key metrics considered is whether the transaction will add value to Equinox Gold shareholders on a per share basis. Equinox Gold has demonstrated consistent growth on a per share basis and anticipates bringing additional value to shareholders as production grows.

Growth Per 1,000 Equinox Gold Shares

1. Operating cash flow before changes in working capital. 2. Assuming no additional equity issuances during 2022 and mid-point of 2022 guidance is achieved.

2022 Annual & Special Meeting of Shareholders

These acquisitions have also enhanced the Company’s diversification, reducing both asset and geopolitical risk by spreading the Company’s production base across eight mines in four countries.

1. Assuming existing assets are retained and continue to produce at current rates and that development and expansion projects achieve production as envisioned. 2. Equinox Gold’s 60% share of Greenstone Mineral Reserves and annual production. 3. Does not include production or Mineral Reserves from Equinox Gold’s Mercedes Mine, which is expected to be sold in April 2022.

2021 Operating Results

Equinox Gold’s 2021 operating results demonstrated consistent year-on-year production and cash flow growth as the Company progresses toward its strategic vision of being a million-ounce producer. The Company achieved its 2021 production and cost guidance and realized 26% production growth compared to 2020, with 602,668 ounces of gold sold at average all-in-sustaining costs of $1,350 per ounce. We also continued to demonstrate year-on-year improvements for safety and environmental performance, beating both targets for the year. During 2021 we achieved a total recordable injury frequency rate (TRIFR) of 3.05, which was 17% better than 2020, and a significant environmental incident frequency rate (SEIFR) of 0.68, which was 60% better than 2020.

Highlights

Operational

•	Realized 26% production growth compared to 2020
•	Achieved 2021 guidance with 602,110 ounces produced and 602,668 ounces sold
•	Total cash costs of $1,087 per ounce and all-in sustaining costs of $1,350 per ounce
•	Produced the Company’s millionth ounce of gold and realized over $1 billion in revenue
•	Achieved a total recordable injury frequency rate of 3.05, with 13 lost-time injuries
•	Achieved a significant environmental incident frequency rate of 0.68
•	Continued proactive COVID-19 health and safety protocols with no production days lost due to COVID-19

Corporate

•	Completed acquisition of Premier, increasing diversification and scale with a 50% interest in the Greenstone gold project in Canada and a 100% interest in the Mercedes mine in Mexico
•	Increased Greenstone ownership interest to 60%
•	Sold our Pilar Mine for $38.0 million, a 1% net smelter return royalty and 11.6 million shares of Pilar Gold Inc.

2022 Annual & Special Meeting of Shareholders

•	Invested C$40.9 million in i-80 Gold Corp. to maintain an approximate 25% interest on a fully diluted basis
•	Announced agreement to sell our Mercedes Mine for $100 million, a 2% net smelter return and 24.73 million shares of Bear Creek Mining

Construction, development and exploration

•	Commenced Greenstone construction in Q4 2021 with first gold pour targeted for the first half of 2024
•	Advanced Santa Luz construction with first gold pour targeted for late Q1 2022
•	Increased Aurizona Mineral Reserves by 73% and completed a positive pre-feasibility study for an expansion that would extend the mine life to 11 years and increase annual production by concurrently mining new underground and satellite open-pit deposits with the existing open-pit mine
•	Increased Castle Mountain Mineral Reserves by 17% and completed a positive feasibility study for a Phase 2 expansion that would extend the Castle Mountain mine life to 21 years and increase gold production to more than 200,000 ounces per year
•	Commenced mining the new Guadalupe open-pit deposit and Bermejal underground deposit at Los Filos
•	Drilled 219,000 metres across the portfolio with a focus on Mineral Reserve growth and mine life extension
•	Added 3.3 million ounces of Proven and Probable Mineral Reserves through the Premier Acquisition

Despite significant investment at the project level during 2021, the Company’s balance sheet remains strong, with more than $300 million of unrestricted cash available at the end of the year, $200 million remaining to draw on the Company’s revolving credit facility, and an investment portfolio of approximately $400 million. The Company spent $146 million of sustaining capital during 2021 at its operating mines, and $239 million of non-sustaining capital to prepare the Company for future growth. Included in those expenditures is $37 million for exploration across the portfolio to both extend the lives of existing mines and also identify the next generation of Equinox Gold mines.

ENHANCED ASSET DIVERSIFICATION	INCREASING PRODUCTION	STRONG BALANCE SHEET	SIGNIFICANT RESERVE GROWTH
8 operating mines 4 growth projects	26% increase in 2021 ~11% increase in 2022	$305 M cash $505 M net liquidity	35% growth in 2021 Exploration underway
Following several strategic acquisitions and successful construction of three mines, Equinox Gold has 8 operating mines and 4 growth projects spread across Canada, USA, Mexico and Brazil.	Equinox Gold’s production increased 26% in 2021, is expected to increase 11% in 2022 (using the mid-point of guidance) and could almost double by the mid-2020s if existing assets are retained and the Company successfully advances its growth projects.	With more than $300 million in cash, $200 million left to draw on its revolving credit facility and cash flow from producing mines, at current gold prices Equinox Gold is fully funded to achieve its growth objectives.	Equinox Gold’s Mineral Reserves grew by 4.3 million ounces (35%) in 2021 through completion of the Premier Acquisition, two feasibility studies and exploration success.

2022 Outlook

During 2022 we expect to achieve our fourth consecutive year of production growth, with the target of producing between 625,000 to 710,000 ounces of gold at all-in sustaining costs of $1,330 to $1,415 per ounce. Production and cost guidance excludes Mercedes as the previously announced sale to Bear Creek is expected to close in April 2022, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold.

2022 Annual & Special Meeting of Shareholders

COMMITMENT TO RESPONSIBLE MINING

Equinox Gold’s approach to project development and operations is based on the philosophy that strong financial, social and environmental performance are all equally important to our success. Responsible mining is our core focus, and sustainable practices are integral to the success of our business strategy. Environmental, social and governance (ESG) principles and standards are incorporated into every decision we make, whether at our operations, at an exploration site or around the boardroom table.

Equinox Gold’s commitment to responsible mining comes from the very top, with a clearly stated vision from our Board of Directors to be a leader in responsible mining and a commitment from every member of our team to demonstrate excellence at each stage of development. Equinox Gold is a member of the World Gold Council and the Mining Association of Canada and a signatory to the United Nations Global Compact, and our policies and practices are guided by the standards and principles of these organizations. The Company has developed robust policies intended to provide a common framework to guide conduct across our operations and is implementing leading industry standards at all mine sites, including the Mining Association of Canada’s Towards Sustaining Mining Protocols and the World Gold Council’s Responsible Gold Mining Principles.

Vision and Values

Equinox Gold’s vision is to responsibly and safely produce more than one million ounces of gold per year while creating value for all stakeholders, including our employees, our community partners and our shareholders. Equinox Gold’s values define our culture and guide our actions.

Integrity	Excellence	Accountability	Teamwork
We do the right thing, act ethically and communicate transparently and honestly with all stakeholders.	We uphold the highest standards, have a well-trained workforce and strive to continually improve.	Everyone takes ownership and works safely. We set ambitious targets and keep our promises.	Our team is respectful and inclusive. We collaborate and encourage our team members to take action.

ESG Strategy

Equinox Gold’s commitments to responsible mining guide our ESG strategy. Protecting the health and safety of our workforce and our host communities is our primary responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. We have the policies, procedures and controls in place to ensure our workforce and suppliers are acting ethically and in accordance with regulations, and we strive to both minimize and mitigate the potential environmental impacts of our activities.

All of Equinox Gold’s policies and governance frameworks are available for review on the Company’s website at www.equinoxgold.com/company/corporate-governance/. Policies integral to executing the Company’s ESG strategy, most of which were reviewed and enhanced in 2021, include:

•	Code of Conduct & Business Ethics
•	Anti-Bribery & Anti-Corruption Policy
•	Health & Safety Policy
•	Environment & Climate Change Policy
•	Social Responsibility & Human Rights Policy
•	Diversity Policy

2022 Annual & Special Meeting of Shareholders

The primary elements of our ESG strategy are outlined below.

Governance

•	Corporate policies: Ensuring that our policies are reviewed regularly, are appropriate for the size and stage of our business, reflect the key elements of effective corporate compliance and provide an effective framework to guide the conduct and behaviour of our workforce
•	Ethics: Ensuring that the actions of Equinox Gold’s directors, officers, workforce and suppliers reflect the Company’s values, uphold the Company’s policies, and are in accordance with laws and regulations
•	Risk management: Ensuring the processes are in place to monitor and mitigate potential risks to our business and shareholders

Social

•	Health and safety: Achieving zero harm by ensuring our workforce has the knowledge, skills, and resources they need to operate safely
•	Human rights: Upholding our responsibility to respect the rights of workers and communities across our business activities and to ensure we do not cause and are not complicit in human rights abuses
•	Employment practices: Ensuring unbiased hiring practices and fair remuneration and benefits across all site locations, reflecting a reasonable living wage
•	Inclusion and diversity: Creating workplaces that are respectful and inclusive, and reflect the gender and racial diversity of the communities in which we work
•	Community engagement: Communicating regularly and transparently with local communities and Indigenous peoples, soliciting feedback and finding collaborative solutions to issues and concerns
•	Community development: Hiring and procuring locally, contributing to both social and economic development to bring tangible, long-term benefits that endure beyond the life of mine

Environment

•	Energy and greenhouse gas emissions: Contributing positively to the global fight against climate change by developing a long-term plan to prioritize green power sources and reduce our emissions
•	Water management: Protecting the quality of local water resources and minimizing the amount of water used to maintain operations
•	Mine waste and tailings facility management: Ensuring mine waste and tailings are safely managed, monitoring systems are in place, and all facilities are routinely monitored, inspected and audited
•	Biodiversity: Promoting the protection and conservation of local biodiversity by preventing or mitigating the impact of mining activities on habitat and species loss
•	Reclamation and closure: Undertaking progressive site remediation and planning for responsible reclamation and closure when mining is complete

Transparency and Reporting

The Company’s ESG strategy is supported by a commitment to honest and transparent communication with all stakeholders. While we have always carefully managed and tracked our safety, environmental and social performance at the site level and provided regular progress reports to our community partners and our Board, during 2021 we commenced reporting our performance externally with quarterly online reporting of key metrics and by publishing our first ESG report. To prepare for our second ESG report, during 2021 we completed a comprehensive materiality assessment that considered a broad range of sources as well as direct feedback from our stakeholders through a survey that was sent to our employees, contractors, community partners and investors. The results helped shape the framework and focus of our 2022 ESG report, which will be published mid-year. We also intend to expand the metrics that are reported online in the Responsible Mining section of our website. We believe the combination of quarterly reporting and a comprehensive annual ESG report will provide our investors and community partners with the information they need to assess Equinox Gold’s progress toward achieving its stated ESG targets and measure the Company’s performance compared to industry peers.

2022 Annual & Special Meeting of Shareholders

The Company’s ESG reporting strategy includes the adoption of reporting frameworks such as the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). The Company also reported its greenhouse gas emissions (GHG) and energy data to the Carbon Disclosure Project for the first time during 2021 and completed its first formal Tailings Management Report.

2021 ESG Highlights

The Company significantly advanced its ESG objectives during 2021. We enhanced and expanded existing policies and procedures and achieved our short-term targets across a range of metrics. We also established an internal reporting platform to ensure consistency across all operations and collected the data required to set medium- and long-term targets, with the objective of continually improving our ESG performance.

Key 2021 highlights are summarized below.

ENVIRONMENT	SAFETY	ENERGY & GHG	COMMUNITIES
Beat 2021 environmental targets, no off-site environmental impacts	Beat 2021 safety targets, reduced LTIs, no fatalities, site emergency training	Achieved 2021 short-term targets, submitted data to the Carbon Disclosure Project	Installed water treatment plant for Aurizona village, community health and infrastructure support

HEALTH	TRANSPARENCY	GOVERNANCE	HUMAN RIGHTS
No production days lost due to COVID, supported community education and vaccination programs	First ESG Report, first Tailings Management Report, commenced quarterly online reporting	Enhanced policies and standards, created an ESG Committee and an Enterprise Risk Management Committee	Established a Social Responsibility & Human Rights Policy, completed human rights assessments at two mine sites

2022 Annual & Special Meeting of Shareholders

CORPORATE GOVERNANCE OVERVIEW

Equinox Gold’s success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to achieve effective management of our Company and operations and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

Ethical Business Conduct

The Board considers good corporate governance to be integral to the success of the Company and a requirement to meet its responsibilities to the Company’s shareholders.

The Board, through its meetings and other informal discussions with Management, encourages a culture of ethical business conduct and believes the Company’s Management team promotes a culture of ethical business conduct throughout the Company’s operations. Management is expected to monitor the activities of the Company’s employees, consultants, and agents in that regard.

The Board has adopted a Code of Conduct and Business Ethics (Code) and an Anti-Bribery and Anti-Corruption Policy ABAC Policy) to which all employees, consultants, officers and directors are expected to adhere. A copy of the Code and the ABAC Policy are available on the Company’s website and the Code has been posted on SEDAR and EDGAR.

Training on the Code, the ABAC Policy and other key corporate governance matters was delivered through online and in-classroom training to all employees, consultants, officers and directors in 2021. The training requires all participants to acknowledge their responsibility to conduct themselves in compliance with the Code and its requirements. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will disclose any waivers from the requirements of the Code granted to directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2021.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to directors and senior officers of the Company and are available on our website.

2022 Annual & Special Meeting of Shareholders

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Board has a responsibility for stewardship of the Company, including the responsibility to supervise management of and oversee conduct of the business of the Company, provide leadership and direction to Management and consider Management’s performance in conjunction with the Company’s compensation plans, set policies appropriate for the business of the Company, and approve corporate strategies and goals.

The Board relies on Management to ensure the Company is conducting its everyday business to the appropriate standards and to provide regular, forthright reports to the Board. The Board works with Management to develop the Company’s strategic direction, including matters relating to the Company’s long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and Management discuss strategic issues at quarterly Board meetings and as needed throughout the year.

The Board has developed and adopted a mandate that sets out in writing the Board’s authority, responsibility, and function. The Board mandate was most recently reviewed in January 2022; a copy is available on the Company’s website.

Independence

Seven of the Board’s existing nine directors qualify as independent directors under the Corporate Governance Disclosure Rules. Independence is in part a legal and regulatory construct. It is formally assessed annually and also considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company’s best interests. François Bellemare is “not independent” because he is the Board appointee of Mubadala Investment Company (Mubadala), an insider of Equinox Gold. Christian Milau is “not independent” because he is the CEO of Equinox Gold.

Board Composition and Experience

The Company’s Board underwent the following changes since the last annual meeting of shareholders:

•	May 2021: the number of directors was reduced to nine and each of the existing directors were re-elected at the Company’s annual and special meeting of shareholders.
•	December 2021: Timothy Breen resigned as a director effective December 31.
•	January 2022: François Bellemare was appointed as a director effective January 1.

The following table sets out the skills and areas of expertise possessed by each of the current directors, together with key demographic information about the current Board and their committee memberships. Additional information about each director is contained in their relevant profile, starting on page 29.

2022 Annual & Special Meeting of Shareholders

			Beaty (Chair)	Boggio (Lead)	Bélanger	Bellemare	Campbell	Clark	Eyre	Koval	Milau	Total (of 9)
Experience and Expertise		Accounting and tax										7
		Capital markets and finance										8
		Corporate governance										9
		Executive management / senior officer experience										7
		Human resources and compensation										8
		International business										9
		Mining industry and operations										7
		Corporate social responsibility										9
		HSE and/or risk management										9
		Government relations / regulatory										9
		Strategic planning and M&A										7
Board Composition		Age	70	67	60	37	73	77	50	64	50	Avg. 61 yrs.
	Gender	Male										7 (78%)
		Female										2 (22%)
		Independent										7 (78)
Committees		Audit Committee		Chair
		CN Committee							Chair
		ESG Committee			Chair

Position Descriptions

The Board has developed and approved written position descriptions for the chair of the Board, the chairs of the Board’s committees, the Lead Director, and the Company’s CEO. Each position description describes the responsibilities of the relevant role; copies are available on the Company’s website.

In-camera Meetings

The independent directors meet with the non-independent directors and Management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

2022 Annual & Special Meeting of Shareholders

Board Education

The Compensation and Nomination Committee (CN Committee) oversees director education and development. The following resources and information are provided to new directors as part of their onboarding:

•	Information explaining how the Board functions, Board committee responsibilities, and copies of the Company’s governance policies, corporate charts, and historical minutes and resolutions;
•	Access to recent publicly filed documents of the Company, technical reports and the Company’s internal financial information;
•	Access to Management and technical experts and consultants; and
•	A summary of the directors’ significant corporate and securities responsibilities.

Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management’s assistance, and to attend related industry seminars and visit the Company’s operations. Following initial onboarding, Directors have full access to the Company’s records and meet directly with Management as required.

Directors also participate in ongoing education. On May 5, 2021, all members of the Board participated in an educational session, led by the Company’s General Counsel, regarding cyber risk management for corporate directors, including a review of directors’ applicable duties and obligations. At the Board and Committee meetings held on August 3, 2021, the Vice President Technology provided a subsequent update on cybersecurity initiatives being applied by the Company. In November 2021, all directors completed the Company’s online compliance course, which included testing of the director’s understanding of the Company’s Code and other policies. On February 23, 2022, all members of the Board participated in an enterprise risk management (ERM) workshop, led by the Company’s Vice President of Internal Audit, that included a review of the Company’s ERM vision and mission, risk governance, ERM framework process and risk assessment.

Directors are encouraged to visit the Company’s operations, and the Company strives to have at least one Board meeting per year include a tour of a Company site. The Company’s November 2021 Board meeting was held in Nevada and all of the directors, with the exception of Mr. Breen, attended a tour of the Company’s Castle Mountain and Mesquite mines in California. Mr. Bellemare attended the tour in Mr. Breen’s stead. In addition, in November 2021 Mr. Beaty, Ms. Bélanger, Mr. Koval and Mr. Milau visited the Company’s Aurizona, Santa Luz and Fazenda operations in Brazil, and the Company’s Los Filos mine in Mexico.

Board and Director Assessments

The CN Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board, the charter of each Board committee, and the methods and processes by which the Board fulfills its duties and responsibilities.

In December 2021, the CN Committee solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members. In addition, each director participated in a one-on-one conversation with the Lead Director, which included discussion of the performance and effectiveness of the Board. The CN Committee is responsible for establishing and administering the evaluation process, discussing the results, and preparing a final report with recommendations to the Board. The most recent report was delivered to the Board in February 2022.

2022 Annual & Special Meeting of Shareholders

Nomination of Directors

The CN Committee annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in February 2022.

The CN Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CN Committee has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered.

Diversity Policy

Two of the Company’s current nine directors (22%) are women. One (11%) of the Company’s current directors is a member of an aboriginal community. None of the Company’s current directors are a member of a visible minority or have a disability.

The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (Diversity Policy) as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy sets a target of achieving at least 30% representation of women on the Board by the Company’s 2023 annual meeting of shareholders.

Under the Diversity Policy, the CN Committee must consider various diversity criteria, including race, disability and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CN Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination. A copy of the Diversity Policy is available on our website.

Director Term Limits and Retirement

Equinox Gold does not believe that directors should be forced to leave the Board simply due to the length of their tenure or their age. Numerous factors are considered by the CN Committee when recommending a director for nomination. Term limit restrictions and mandatory retirement age policies do not consider the value that a knowledgeable and experienced director can provide to the Company. Instead, the CN Committee annually reviews and considers the performance of each director, amongst other factors, when determining if a director should be nominated for election. We believe this approach provides more value to the Company than if we adopted term limit restrictions or a mandatory retirement age.

Director Share Ownership

Non-executive directors of Equinox Gold are required to own common shares of the Company having a market value equal to four times the gross amount of their annual cash director retainer (the Share Ownership Policy). Directors are required to achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

2022 Annual & Special Meeting of Shareholders

Once a non-executive director has attained the level of share ownership prescribed by the Company’s Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Company’s common shares, which may cause a decrease in the value of such holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CN Committee when determining whether to recommend the relevant director as a nominee for election at the Company’s subsequent annual meeting. A copy of the Share Ownership Policy is available on our website.

COMMITTEES OF THE BOARD

The Board has established three standing committees; the Audit Committee, the Compensation and Nomination Committee (CN Committee), and the Environment, Social and Governance Committee (ESG Committee) to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CN Committee annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CN Committee, and the Board. The charters are available on the Company’s website.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal controls over financial reporting, enterprise risk management, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company’s internal and external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited consolidated financial statements, unaudited quarterly consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements before their approval by the Board. For more information about the Audit Committee, please refer to the section “Audit Committee” in our Annual Information Form for the year ended December 31, 2021, which is available on the Company’s website, on SEDAR and on EDGAR.

Membership and Meetings

Members: Lenard Boggio (Chair), Gordon Campbell, Wesley Clark

Mr. Boggio, Mr. Campbell and General Clark were members of the Audit Committee throughout 2021.

The Audit Committee met five times in 2021.

Independence

Each member of the Audit Committee is considered independent. The profiles for each committee member set out in the “Directors” section starting on page 29 describe each member’s relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

2022 Annual & Special Meeting of Shareholders

Experience and Financial Literacy

All members of the Audit Committee are considered financially literate. “Financially literate” means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

In addition, as a Fellow of the Chartered Professional Accountants of Canada and former partner of one of Canada’s leading accounting firms, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

Key 2021 Achievements

Financial reporting	Reviewed and recommended to the Board for approval the Company’s annual and interim consolidated financial statements and MD&A.
Strategic transaction risk	Reviewed and assessed integration risks relating to the acquisition of Premier Gold Mines Limited (Premier Acquisition), including the integration of financial planning, reporting processes and other key business functions.
Internal controls over financial reporting	Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures implemented by the Company, including following the Premier acquisition.
Audit planning and conduct of audit	Evaluated the annual internal audit plan and external auditor’s plan.
Enterprise risk management	Reviewed and advised on ERM processes and risk identification.
Compliance and regulatory matters	Reviewed and approved the enhancement of the Company’s compliance training and corporate governance policies, including amendments to the Audit Committee Charter.
Cybersecurity	Reviewed the Company’s cybersecurity initiatives, including risk identification, monitoring, training and the development and adoption of an incident response plan.

Compensation and Nomination Committee

The CN Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure the CN Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: Dr Sally Eyre (Chair), Maryse Bélanger, Gordon Campbell

Dr. Eyre and Ms. Bélanger were members of the CN Committee throughout 2021. Mr. Campbell was appointed to the CN Committee on March 3, 2021. Mr. Koval served as a CN Committee member during the period January 1, 2021, to March 3, 2021.

The CN Committee met five times in 2021.

2022 Annual & Special Meeting of Shareholders

Independence

Each member of the CN Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the “Directors” section starting on page 29 describe each member’s relevant knowledge and experience to serve on the CN Committee and ensure appropriate completion of its charter.

Experience

All members of the CN Committee have direct experience relevant to their responsibilities as CN Committee members. Each of Dr. Eyre and Ms. Bélanger have served in senior executive positions of public companies, and Mr. Campbell has served as the Canadian High Commissioner in the United Kingdom and as the Premier of British Columbia. All members of the CN Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. The members’ combined experience provides them with insight into the specific risks and success factors applicable to the Company’s operations, which is important in setting and measuring the Company’s performance metrics.

Key 2021 Achievements

Board and committee membership	Reviewed and advised on the composition of the Board and committees and recommended director nominees for election.
Board performance	Evaluated the effectiveness of the Board and its committees as well as the contribution of individual directors based on the results of the annual director surveys and one-on-one interviews between each director and the Lead Director.
Corporate goals and objectives	Evaluated the Company’s 2021 performance relative to its objectives, and reviewed and recommended approval of the Company’s 2022 corporate objectives.
Compensation	Reviewed and made recommendations to the Board on compensation matters, including named executive officer compensation and the adoption of an Employee Share Purchase Plan, which encourages employees to own shares in the Company.
Governance	Reviewed and advised on the Company’s existing compliance policies and programs.
Succession Planning	Reviewed and approved the CEO succession plan which included an emergency replacement plan which identified individuals to provide temporary emergency leadership coverage during unforeseen circumstances and a long-term succession plan aimed at identifying individuals who could assume the CEO position on a permanent basis.

Environment, Social and Governance Committee

The ESG Committee is responsible for developing the Company’s standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, community relations, human rights, government relations and social responsibility, and for monitoring the Company’s performance regarding the same.

2022 Annual & Special Meeting of Shareholders

Membership and Meetings

Members: Maryse Bélanger (Chair), François Bellemare, Wesley Clark, Marshall Koval

Ms. Bélanger, Tim Breen, General Clark and Mr. Koval were members of the ESG Committee throughout 2021. Mr. Breen resigned as a member effective December 31, 2021, and Mr. Bellemare was appointed as a member of the ESG Committee effective January 1, 2022.

The ESG Committee met four times in 2021.

Independence

Seventy-five percent of the ESG Committee members are considered independent in accordance with the Corporate Governance Disclosure Rules. Mr. Bellemare is non-independent as he is the Board appointee of Mubadala, an insider of Equinox Gold. The profiles for each committee member set out in the “Directors” section starting on page 29 describe each member’s relevant knowledge and experience to serve on the ESG Committee and ensure appropriate completion of its charter.

Key 2021 Achievements

Safety	Oversaw efforts to reduce the lost-time injury frequency rate to below 0.95 and achieve a total recordable injury frequency rate of 3.05 incidents per million hours worked.
COVID-19	Oversaw initiatives to support community healthcare, testing and vaccination during COVID-19, including evaluating the sufficiency of the preventive measures and business continuity protocols implemented by Management to protect the health, safety and economic wellbeing of the Company’s workforce, operations and local communities.
People	Oversaw the launch of the Company’s human rights assessment program, starting with comprehensive third-party risk assessments at the Aurizona and Los Filos mines.
Environment	Participated in and reviewed the results of an Energy and Greenhouse Gas Emissions assessment workshop conducted by Management.
Governance	Reviewed and advised on the establishment of an ERM system and the enhancement of existing compliance policies and programs.
Disclosure	Oversaw the identification and adoption of key ESG reporting frameworks. Oversaw the commencement of quarterly ESG reporting disclosures on the Company’s website.

2022 Annual & Special Meeting of Shareholders

DIRECTORS

The Board recommends the election of nine directors at the Meeting. Other than Mr. Bellemare, each of the director nominees was elected at the Company’s 2021 annual and special meeting of shareholders. Mr. Bellemare is the Board appointee of Mubadala, an insider of Equinox Gold, and was appointed as a director on January 1, 2022 to fill the vacancy created following the resignation of Mubadala’s previous Board appointee, Mr. Breen. We do not expect that any of the nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify in your proxy or voting instruction form that your shares are to be withheld from voting on the election of directors.

The director nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities. The Board has also committed to achieving at least 30% representation of women on the Board by the Company’s 2023 annual meeting of shareholders.

Advance Notice Policy

The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold’s website. As of the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Board has adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit their resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors, where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining the Board’s reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of shares, options (Options), time-based restricted share units (RSU), performance-based RSU (pRSU) and deferred share units (DSU) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at the Record Date or has been provided by individual nominees.

2022 Annual & Special Meeting of Shareholders

Ross Beaty, Chair
Principal Occupation Resource entrepreneur		Age: 70 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2021: 95.80% For 2020: 94.33% For 2019: 98.73% For
		Mr. Beaty is a geologist and resource company entrepreneur with more than 47 years of experience in the international minerals industry. He is a past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining (CIM), and a recipient of the CIM’s Past President Memorial Medal. Mr. Beaty has received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration, the 2008 Mining Person of the Year award from the Mining Association of B.C., the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada, the CIM’s Vale Medal for meritorious contribution to mining, the Coastal Ocean Research Institute’s North Medal for Ocean Conservation, and the Alumni Award of Distinction from UBC’s School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017. Mr. Beaty was born in Vancouver, Canada and received an M.Sc., Distinction in Mineral Exploration from the Royal School of Mines, Imperial College, England, and both a Bachelor of Law and B.Sc. Honours in Geology from the University of British Columbia in Vancouver, Canada.
2021 Meeting Attendance			2021 Compensation
Board		5 of 5	Total cash retainer[5]	$79,000
			Value of RSU grants[6]	$79,000
Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares[2]	23,896,148	$187,521,587	Innergex Renewable Energy Inc.	Director
Options	-	-
DSU	14,715	$115,474
RSU[3]	31,518	$247,333
pRSU[4]	1,410,000	$11,064,772
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92)      and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       Of which 1,579,751 shares are beneficially held by Kestrel Holdings Ltd.

3.       As of March 17, 2022, 25,750 RSU are unvested and 5,768 RSU are vested but Mr. Beaty has deferred receipt of such RSU See page 66 for      additional information.

4.       Reflects the number of shares issuable to Mr. Beaty on vesting of his deferred pRSU. On August 2, 2018, the Corporation made a one-time      grant of 800,000 pRSU (Grant) with such pRSU to be settled in up to 1,880,000 shares of the Corporation if all applicable performance         criteria were achieved. The Grant is valid for five years and any shares issued in connection with the Grant have a mandatory hold      period of two years, resulting in a long-term performance incentive and commitment. The applicable performance criteria have been      achieved. 292,000 pRSU from the Grant have been redeemed, resulting in the issue of 470,000 shares of the corporation. Mr. Beaty has      508,000 pRSU remaining from the Grant.

5.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with      the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

6.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director		Age: 67 Residence: British Columbia, Canada Director since: December 22, 2017 Independent	Previous Voting Results 2021: 93.78% For 2020: 94.03% For 2019: 99.61% For
		Mr. Boggio is the Board’s independent Lead Director and is chair of Equinox Gold’s Audit Committee. Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including with exploration, development and production stage operations in the Americas, Africa, Europe, and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as an independent director of Pure Gold Mining, Three Valley Copper, Titan Mining, Augusta Gold, and the provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts and an Honours Bachelor of Commerce degree, both from the University of Windsor. He is a past chair of the Canadian Institute of Chartered Accountants and a past president of the Institute of Chartered Accountants of BC and holds the FCPA, FCA designation. He is a member of the Canadian Institute of Corporate Directors and holds and ICD.D designation.
2021 Meeting Attendance			2021 Compensation
Board (Lead Director)		5 of 5	Total cash retainer[3]	$81,000
Audit Committee (Chair)		5 of 5	Value of RSU grants[4]	$66,000

Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares	35,635	$279,641	Pure Gold Mining Inc.	Director
Options	100,416	$788,000	Three Valley Copper Inc.	Director
DSU	7,558	$59,310	Titan Mining Company	Director
RSU[2]	36,307	$284,914	Augusta Gold Corp.	Director
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       As of March 17, 2022, 20,566 RSU are unvested and 15,741 RSU are vested but Mr. Boggio has deferred receipt. See page 66 for additional information.

3.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

Maryse Bélanger
Principal Occupation Corporate Director		Age: 60 Residence: British Columbia, Canada Director since: May 15, 2020 Independent	Previous Voting Results 2021: 96.92% For 2020: 99.44% For 2019: N/A
		Ms. Bélanger is Chair of Equinox Gold’s Environment, Social and Governance Committee and is a member of the Board’s Compensation and Nomination Committee. Ms. Bélanger has over 35 years of experience with senior gold companies globally with proven strengths in operational excellence and efficiency, technical studies and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Ms. Bélanger was appointed CEO and a director of Bullfrog Gold in October 2020. From July 2016 to July 2019 Ms. Bélanger was President, COO and director of Atlantic Gold. Previously, from 2014 to 2016, she served as CEO and Managing Director of Mirabela Nickel. From 2011 to 2014, Ms. Bélanger was a senior executive with Goldcorp where she was ultimately appointed Senior Vice President, Technical Services. Prior to joining Goldcorp, Ms. Bélanger was Director, Technical Services for Kinross Gold for Brazil and Chile. Ms. Bélanger is the Chair of the board of directors of IAM Gold Corporation and is also a director of Sherritt International and Pure Gold Mining. She was formerly the CEO of Bullfrog Gold and has served on the boards of Bullfrog Gold, Mirabela Nickel, True Gold, Newmarket Gold, Sigma Lithium and Atlantic Gold. She was recognized twice by the Women in Mining UK 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and ICD.D designation, and she is fluent in English, French, Spanish and Portuguese.
2021 Meeting Attendance			2021 Compensation
Board		5 of 5	Total cash retainer[4]	$81,000
ESG Committee		4 of 4	Value of RSU grants[5]	$66,000
CN Committee		5 of 5
Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	4,118	$32,315	IAM Gold Corporation	Chair and Director
DSU	2,870	$22,522	Sherritt International Corporation	Director
RSU[2]	15,161	$118,974	Pure Gold Mining Inc.	Director
Warrants	5,525	$43,357
Share ownership requirement achieved		No3
Areas of Expertise
• Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       RSU are unvested. See page 66 for additional information.

3.       Ms. Bélanger has until May 15, 2025 to achieve the applicable share ownership requirements. See page 24 for details.

4.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

François Bellemare
Principal Occupation Senior Vice President, Mubadala Direct Investments		Age: 37 Residence: Quebec, Canada Director since: January 1, 2022 Non-Independent	Previous Voting Results: 2021: N/A 2020: N/A 2019: N/A
Mr. Bellemare is a member of Equinox Gold’s Environment, Social and Governance Committee. Mr. Bellemare is a long-standing member of Mubadala’s direct investment platform, currently serving as Senior Vice President covering the Industrials and Business Services sector based in the firm’s New York office. Mr. Bellemare has been involved in multiple aspects of the mining sector, including deal origination and execution, partnerships, project development, financing, and joint ventures across all major geographies. He has led key asset management responsibilities for Mubadala’s precious metals portfolio, including its investments in MINESA (one of the world’s leading underground gold mines under development in Santander Province, Colombia). Prior to joining Mubadala in 2014, he was at BMO Capital Markets based in their London and Toronto offices, advising metals and mining companies on M&A and capital markets transactions. Mr. Bellemare holds a bachelor’s degree in Electrical and Computer Engineering from McGill University.
2021 Meeting Attendance[1]			2021 Compensation
Mr. Bellemare joined the Board effective January 1, 2022			N/A

Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	-	-	N/A
Options	-	-
DSU	-	-
RSU[2]	9,466	$74,283
Share ownership requirement achieved		No3
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • HSE and/or risk management • Strategic planning and M&A			• International business • Mining industry and operations • Corporate social responsibility • Government relations / regulatory
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       RSU are unvested. See page 66 for additional information.

3.       Mr. Bellemare has until January 1, 2026, to achieve the applicable share ownership requirements. See page 24 for details.

2022 Annual & Special Meeting of Shareholders

Gordon Campbell
Principal Occupation Corporate Director		Age: 73 Residence: Victoria, Canada Director since: March 10, 2020 Independent	Previous Voting Results 2021: 99.46% For 2020: 99.52% For 2019: N/A

Mr. Campbell is a member of Equinox Gold’s Audit Committee and our Compensation and Nomination Committee. Mr. Campbell is a former Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia. Prior to serving in politics, Mr. Campbell was a real estate developer and a CUSO teacher in Nigeria. Mr. Campbell holds a Master of Business Administration from Simon Fraser University.

2021 Meeting Attendance[1]			2021 Compensation
Board		5 of 5	Total cash retainer[4]	$75,153
Audit Committee		5 of 5	Value of RSU grants[5]	$66,000
CN Committee		4 of 4
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	34,442	$270,279	N/A
Options	-	-
DSU	13,839	$108,600
RSU[3]	17,419	$136,693
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory
Notes

1.       Mr. Campbell served as a CN Committee member during the period March 3, 2021, to December 31, 2021.

2.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

3.       RSU are unvested. See page 66 for additional information.

4.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

General Wesley Clark
Principal Occupation Chair & CEO, Wesley K. Clark and Associates (strategic consulting firm)		Age: 77 Residence: Arkansas, USA Director since: March 10, 2020 Independent	Previous Voting Results 2021: 99.78% For 2020: 99.34% For 2019: N/A
		General Clark is a member of Equinox Gold’s Audit Committee and its Environment, Social and Governance Committee. General Clark is a retired 4-star U.S. Army General. He spent 34 years in the U.S. Army and held several Commands including Supreme Allied Commander Europe of NATO and, earlier in his career, Commander, U.S. Southern Command, which covers activities in South America and Central America. Currently, General Clark heads a strategic advisory and consulting firm. General Clark graduated as valedictorian from West Point and was a Rhodes Scholar. He holds a master’s degree in Philosophy, Politics, and Economics from Magdalen College at the University of Oxford and a Master of Military Art and Science from the US Army Command and General Staff College.
2021 Meeting Attendance			2021 Compensation
Board		5 of 5	Total cash retainer[3]	$76,000
Audit Committee		5 of 5	Value of RSU grants[4]	$66,000
ESG Committee		4 of 4
Securities Held[1]	Market Value[1]		Other Directorships with Reporting Issuers
Shares	16,098	$126,327	BNK Petroleum Inc.	Director
Options	-	-
DSU	65,647	$515,155
RSU[2]	22,226	$174,415
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       As of March 17, 2022, 17,419 RSU are unvested and 4,807 RSU are vested but General Clark has deferred receipt. See page 66 for additional information.

3.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4.       Value of RSU granted on January 15, 2021

2022 Annual & Special Meeting of Shareholders

Dr. Sally Eyre
Principal Occupation Corporate Director		Age: 50 Residence: British Columbia, Canada Director since: October 31, 2020 Independent	Previous Voting Results 2021: 98.18% For 2020: N/A 2019: N/A
		Dr. Eyre is Chair of Equinox Gold’s Compensation and Nomination Committee. Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre currently holds non-executive directorships at Adventus Mining, Ero Copper and Centamin. During 2011 to 2014 she served as President and Chief Executive Officer of Copper North Mining and prior to Copper North Mining served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources (now Endeavour Mining), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial and has held executive positions with a number of Canadian resource companies. Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists, a member of the Institute of Corporate Directors, and a former Director of the Society of Economic Geologists Canada Foundation.
2021 Meeting Attendance			2021 Compensation
Board		5 of 5	Total cash retainer[4]	$76,000
CN Committee		5 of 5	Value of RSU grants[5]	$66,000
Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	4,154	$32,598	Adventus Mining Corporation	Director
DSU	5,387	$42,274	Ero Copper Corp.	Director
RSU[2]	13,198	$103,569	Centamin plc	Director
Share ownership requirement achieved		No3
Areas of Expertise
• Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • Mining industry and operations			• International business • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       RSU are unvested. See page 66 for additional information.

3.       Dr. Eyre has until October 31, 2025 to achieve the applicable share ownership requirements. See page 24 for details.

4.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

Marshall Koval
Principal Occupation Director, President & CEO, Lumina Group		Age: 64 Residence: Washington, USA Director since: December 22, 2017 Independent	Previous Voting Results 2021: 91.85% For 2020: 88.16% For 2019: 84.14% For
		Mr. Koval is a member of Equinox Gold’s Environment, Social and Governance Committee. Mr. Koval is a mining executive with 42 years of corporate management, M&A, finance, mineral exploration, mine development and operations experience and has worked on mining projects in over 30 countries. He currently serves as Director, President & CEO of Lumina Gold and Director & CEO of Luminex Resources, and is a Director of Miedzi Copper. He was Chairman, President & CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. Previously, Mr. Koval was a partner in Lumina Capital and served as Director, President & CEO of Northern Peru Copper, VP of Corporate Development for Lumina Copper, President of Pincock, Allen & Holt and held management positions with Golder Associates, BHP/Utah International, Inco, Meridian Minerals and Inspiration Consolidated Copper. Mr. Koval holds a B.Sc. in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.
2021 Meeting Attendance[1]			2021 Compensation
Board		5 of 5	Total cash retainer[4]	$71,847
ESG Committee		4 of 4	Value of RSU grants[5]	$66,000
CN Committee		1 of 1
Securities Held[2]	Market Value[2]		Other Directorships with Reporting Issuers
Shares	187,598	$1,472,148	Lumina Gold Corp.	Director, President & CEO
Options	39,306	$308,448	Luminex Resources Corp.	CEO and Director
DSU	13,564	$106,442
RSU[3]	17,419	$136,693
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • International business			• Mining industry and operations • Corporate social responsibility • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A
Notes

1.       Mr. Koval served as a CN Committee member during the period January 1, 2021, to March 3, 2021.

2.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

3.       RSU are unvested. See page 66 for additional information.

4.       Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5.       Value of RSU granted on January 15, 2021.

2022 Annual & Special Meeting of Shareholders

Christian Milau
Principal Occupation CEO, Equinox Gold Corp.		Age: 50 Residence: British Columbia, Canada Director since: May 15, 2020 (former director from August 2016 to March 10, 2020) Non-Independent	Previous Voting Results 2021: 97.71% For 2020: 94.22% For 2019: 98.99% For

Mr. Milau has been the CEO of Equinox Gold since August 2016, leading the team through two mergers, two corporate acquisitions and one asset acquisition. He was the CEO of Trek Mining until it merged to form Equinox Gold in December 2017, and was the CEO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, Mr. Milau was the CEO of True Gold until it was acquired by Endeavour Mining in April 2016. Mr. Milau is a Canadian Chartered Professional Accountant with over 23 years of experience in mining and finance. In addition to his background in finance and capital markets, he brings important operational, government and stakeholder relations experience, including successfully negotiating various community, security, fiscal and tax agreements. Before True Gold, Mr. Milau held senior positions at Endeavour Mining, New Gold, BNP Paribas in London, and Deloitte. He is currently a director of Northern Dynasty Minerals Ltd.

2021 Meeting Attendance			2021 Compensation
Board		5 of 5	Mr. Milau does not receive compensation for his role as a director. See “Executive Compensation Discussion and Analysis” section beginning page 44 for details of Mr. Milau’s compensation as CEO of the Company.
Securities Held[1]	Market Value [1]		Other Directorships with Reporting Issuers
Shares	232,864	$1,827,367	Northern Dynasty Minerals Ltd.	Director
Options	87,840	$689,312
RSU[2]	26,500	$207,955
pRSU[3]	65,300	$512,432
Warrants	51,500	$404,139
Share ownership requirement achieved		Yes
Areas of Expertise
• Accounting and tax • Capital markets and finance • Corporate governance • Executive management/senior officer experience • Human resources compensation • Corporate and social responsibility			• Mining industry and operations • HSE and/or risk management • Government relations/regulatory • Strategic planning and M&A • International business
Notes

1.       Securities held as of March 17, 2022. Market value calculated using the closing price of our shares on the TSX on March 17, 2022 (C$9.92) and converted into US$ at an exchange rate of US$1 = C$1.26 as quoted by S&P Global Market Intelligence on March 17, 2022.

2.       RSU are unvested. See page 66 for additional information.

3.       As of March 17, 2022, 65,300 pRSU are unvested and 19,500 pRSU are vested but Mr. Milau has deferred receipt of such pRSU. On the Redemption Date (defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 50% to 150% of the number of pRSU granted based on the performance ratio.

2022 Annual & Special Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company (including the Company) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Ms. Bélanger was a director of Mirabela Nickel Limited (MBN) from July 2014 to June 2016. On September 24, 2015, the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015 GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies’ Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

General Clark (a) is a director of Rentech Inc., which on December 19, 2017 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (b) ceased to be a director of Rodman & Renshaw LLC less than one year before its filing, along with its parent company, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable US bankruptcy laws in January 2013.

2022 Annual & Special Meeting of Shareholders

There was full attendance at all Board and committee meetings held during the year ended December 31, 2021.

Meeting	Number of meetings held during 2021	Attendance
Board	Five	Full attendance by all directors
Audit Committee	Five	Full attendance by all committee members
Compensation and Nomination Committee	Five	Full attendance by all committee members
Environment, Social and Governance Committee	Four	Full attendance by all committee members

2022 Annual & Special Meeting of Shareholders

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of our directors, both at the Board level and the committee level. Our approach to director compensation is based on being in line with the median of our peers’ director compensation. The total is weighted evenly between cash and equity compensation to reinforce our culture of share ownership. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance-based and they do not participate in the compensation programs established for Management. The following table details the retainer and meeting fee structure for non-executive directors for the financial years ending December 31, 2021 and 2022.

Type	Amount 2021 ($)	Amount 2022 ($)
Annual Board Chair Retainer[1,3]	158,000	314,961
Annual Board Retainer (Non-Chair, Non-Employee)[1]	132,000	140,000
Audit Committee Chair Retainer[2]	15,000	20,000
Compensation and Nomination Committee Chair Retainer[2]	10,000	16,000
Environment, Social and Governance Committee Chair Retainer[2]	10,000	16,000
Committee Member Retainer (Non-Chair)[2]	5,000	10,000

Notes:

1.	Annual retainers are paid 50% in cash and 50% in equity, quarterly in arrears. The cash portion of the annual retainer may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU plan). The actual amounts of any DSU and RSU awarded will vary depending on the share price at the time of grant.
2.	Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.
3.	As part of its annual review of compensation matters the CN Committee, based on data and recommendations provided by compensation consultants, Lane Caputo, increased the Board Chair's 2022 compensation for better alignment with peers.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which the director is elected or re-elected and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2021 calendar year.

Director Name	Fees Earned[1] ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	79,000	79,000	Nil	Nil	Nil	Nil	158,000
Maryse Bélanger	81,000	66,000	Nil	Nil	Nil	Nil	147,000
Lenard Boggio	81,000	66,000	Nil	Nil	Nil	Nil	147,000
Timothy Breen	71,000	66,000	Nil	Nil	Nil	Nil	137,000
Gordon Campbell	75,153	66,000	Nil	Nil	Nil	Nil	141,153
Wesley Clark	76,000	66,000	Nil	Nil	Nil	Nil	142,000
Dr. Sally Eyre	76,000	66,000	Nil	Nil	Nil	Nil	142,000
Marshall Koval	71,847	66,000	Nil	Nil	Nil	Nil	137,847

Notes:

1.	Fees may be paid 100% in cash; 100% by way of DSUs (in accordance with the Equinox Gold DSU Plan); or partly in cash and partly in DSU, as elected by the relevant director.

2022 Annual & Special Meeting of Shareholders

The following table provides information regarding the incentive plan awards outstanding for each non-executive director at December 31, 2021.

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options[1] (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] (US$)
Ross Beaty	02-Aug-2018[3]	-	-	-	-	1,410,000	9,503,622
	30-Mar-20[4]	-	-	-	-	11,536	77,754
	15-Jan-21	-	-	-	-	7,533	50,774
Maryse Bélanger	10-Aug-20	-	-	-	-	2,548	17,174
	15-Jan-21	-	-	-	-	6,294	42,423
Lenard Boggio	15-Jun-17	61,110	5.65	15-Jun-24	140,024	-	-
	29-Mar-18	17,488	5.30	29-Mar-23	44,890	-	-
	02-Aug-2018[4]	-	-	-	-	4,934	33,256
	01-Jan-2019[4]	21,818	5.25	28-Jan-24	56,864	6,000	40,441
	03-Mar-20[4]	-	-	-	-	9,613	64,793
	15-Jan-21	-	-	-	-	6,294	42,423
Timothy Breen	01-Aug-19	10,909	6.50	01-Aug-24	17,695	-	-
	30-Mar-20	-	-	-	-	4,806	32,393
	15-Jan-21	-	-	-	-	6,294	42,423
Gordon Campbell	30-Mar-20	-	-	-	-	4,806	50,217
	15-Jan-21					6,294	42,423
Wesley Clark	30-Mar-20[4]	-	-	-	-	9,613	64,793
	15-Jan-21					6,294	42,423
Dr. Sally Eyre	31-Oct-20	-	-	-	-	585	3,943
	15-Jan-21	-	-	-	-	6,294	42,423
Marshall Koval	29-Mar-18	17,488	5.30	29-Mar-23	44,890	-	-
	28-Jan-19	21,818	5.25	28-Jan-24	56,864	-	-
	30-Mar-20	-	-	-	-	4,806	32,393
	15-Jan-21	-	-	-	-	6,294	42,423

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2021 of C$8.56 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2021. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise.
2.	Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold’s common shares on the TSX on December 31, 2021 of C$8.56. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2021. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.
3.	Reflects the number of shares issuable to Mr. Beaty on redemption of his deferred pRSU. On August 2, 2018, the Corporation made a one-time grant of 800,000 pRSU (the “Grant”) with such pRSU to be settled in up to 1,880,000 shares of the Corporation if all applicable performance criteria were achieved. The Grant is valid for five years and any shares issued in connection with the Grant have a mandatory hold period of two years, resulting in a long-term performance incentive and commitment. The applicable performance criteria have been achieved. 292,000 pRSU from the Grant have been redeemed, resulting in the issue of 470,000 shares of the corporation. Mr. Beaty has 508,000 pRSU remaining from the Grant.
4.	Director has elected to defer vesting of the applicable RSU.

2022 Annual & Special Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2021

Name	Option-based Awards - Value Vested During the Year ($)[1]	Share-based Awards - Value Vested During the Year ($)[2]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Ross Beaty	-	44,736	Nil
Maryse Bélanger	-	20,111	Nil
Lenard Boggio	61,425	95,770	Nil
Timothy Breen	9,361	37,282	Nil
Gordon Campbell	-	37,282	Nil
Wesley Clark	-	37,282	Nil
Dr. Sally Eyre	-	4,228	Nil
Marshall Koval	61,245	95,770	Nil

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at US$1 = C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2021.
2.	Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at US$1 = C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2021.

Options Exercised During the Year Ended December 31, 2021

No options were exercised or sold by non-executive directors during the year ended December 31, 2021.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs (defined below). There are no loans outstanding from the Company to any of its directors or NEOs.

2022 Annual & Special Meeting of Shareholders

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Equinox Gold has compensation practices that it believes are aligned with its shareholders, including:

•	Performance based compensation measured against a combination of operational metrics designed to increase shareholder value and total shareholder return
•	Compensation levels that balanced the need to attract and retain talented executives and employees with reasonable pay levels aligned to performance
•	Double trigger change of control provisions
•	Maximum severance multiplier of two times
•	Stock options will no longer be granted
•	Time-based restricted share units granted in 2022 vest over three years
•	Peer group that is aligned with Equinox Gold’s size and scope of operations
•	CEO required to hold shares issued on vesting of a restricted share unit for 12 months

Equinox Gold will continue to pursue compensation practices that are aligned with shareholders and ensure we have a motivated team with the expertise required to operate and grow our business.

Named Executive Officers (NEO)

The following discussion and analysis provides information about Equinox Gold’s executive compensation for 2021. In some instances, the compensation practices and other matters described also apply to other members of Management. However, the following discussion and analysis relates specifically to the Company’s NEOs for 2021:

•	Christian Milau, Chief Executive Officer (CEO)
•	Greg Smith, President
•	Peter Hardie, Chief Financial Officer (CFO)
•	Doug Reddy, Chief Operating Officer (COO)
•	Scott Heffernan, Executive Vice President, Exploration

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually. We believe scale and diversity is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

To achieve its drive for growth and scale, Equinox Gold focuses on creating value for shareholders through:

•	Delivering on operational targets (safety, cost, production, environment and social responsibility);
•	Maintaining a strong financial position;
•	Achieving internal growth through exploration, project development and continuous improvement of existing operations; and
•	Delivering on external growth through value-enhancing merger and acquisition opportunities.

Equinox Gold’s executive compensation philosophy and objectives are designed to incentivize and reward Management to deliver on demanding goals in these areas of focus that are likely to increase shareholder value.

2022 Annual & Special Meeting of Shareholders

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through Company-awarded shares (although their personally acquired holdings have since been supplemented by Company-awarded shares). Insiders currently own approximately 8.35% of Equinox Gold’s issued and outstanding shares. This is one of the highest levels of insider ownership in the Company’s peer group, a distinction that is important to the Company and Management as it demonstrates a higher level of commitment and alignment with shareholder interests and supports the Company’s culture of acting like owners.

The Board has the responsibility for reviewing and approving the Company’s compensation programs, as recommended by the CN Committee. The NEOs’ compensation is reviewed on an annual basis. Before recommending any compensation to the Board, the CN Committee reviews compensation paid to NEOs and other senior executives of companies in the mining industry of a similar size and stage of development and determines appropriate compensation that reflects the need of the Company to provide incentive and compensation for the time and effort expended by the NEOs, while considering the financial and other resources of the Company.

Targeted market position:

•	Base salaries should be positioned at or below the median of the Company’s peers and competitive market.
•	Short-term incentive and long-term incentive awards should be positioned near the median of our peers and competitive market. NEOs can also earn higher actual total compensation if they achieve superior performance.

The objectives of Equinox Gold’s executive compensation program are designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Company grows and demands on Management increase. This is done by considering:

•	Internal and external comparisons;
•	Management’s long-term interests and the long-term interests of shareholders;
•	Equinox Gold’s financial and operating performance;
•	Each executive’s individual performance and contribution towards meeting corporate objectives; and
•	Recommendations made by independent compensation consultants retained by the CN Committee, if deemed appropriate.

Share Price Performance and Performance Graph

The following graph shows the value of US$100 invested in Equinox Gold’s shares between December 22, 2017 and December 31, 2021 (Performance Period, being the period since the establishment of Equinox Gold) compared to similar investments in S&P Global Gold Index and the S&P TSX Composite Index. The graph also depicts total annual compensation for our NEOs for each year from January 1, 2018 to December 31, 2021.

2022 Annual & Special Meeting of Shareholders

	Dec 22, 2017	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021
	($)	($)	($)	($)	($)	($)
Total NEO Compensation	-	2.7m	3.4m	3.8m	6.7m	7.4m
Investment in EQX	100.00	114.69	96.00	196.73	265.47	172.55
Investment in S&P Global Gold Index	100.00	102.65	90.26	131.47	162.42	150.85
Investment in S&P TSX Composite Index	100.00	102.68	83.39	103.93	108.69	132.32

	EQX Closing Price[1] ($)	Base ($)	S&P Global Gold Index[1] ($)	Base ($)	S&P TSX Composite Index[1] ($)	Base ($)

12/22/2017	3.91	100.00	9.53	100.00	12,629.12	100.00
12/31/2017	4.48	114.69	9.78	102.65	12,967.30	102.68
12/31/2018	3.75	96.00	8.60	90.26	10,531.51	83.39
12/31/2019	7.68	196.73	12.53	131.47	13,125.72	103.93
12/31/2020	10.37	265.47	15.48	162.42	13,727.06	108.69
12/31/2021	6.74	172.55	14.38	150.85	16,710.90	132.32

Notes

1.	Reflects the closing price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period December 22, 2017 through to December 31, 2021, the price of gold increased from $1,325.20 per ounce at December 22, 2017 to $1,820.10 on December 31, 2021.

2022 Annual & Special Meeting of Shareholders

	Dec 22, 2017	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021
	($)	($)	($)	($)	($)	($)
EQX Share Price(1)	3.91	4.48	3.75	7.68	10.37	6.74
Gold Price	1325.20	1356.70	1306.30	1523.10	1891.10	1820.10

Notes

1.	Reflects Equinox's share price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Although gold price does have a significant influence on our share price, it is essential that Management focus on delivering on objectives that create long-term value for shareholders rather than short-term fluctuations in share price, and that our compensation plans reflect that focus. The Company has grown significantly over the past four years and the increases in NEO compensation over the same period reflect this growth. The Company has transformed from a junior developer to a producer with seven mines and four development projects and over one billion dollars in annual revenue over this period. Despite the increases in NEO compensation, the CEO’s compensation is still in the lower quartile for the peer group.

Trading Restrictions

Equinox Gold encourages all employees, officers, directors, consultants (together, Company Personnel) to become shareholders of the Company on a long-term investment basis. However, due to their relationship with Equinox Gold, Company Personnel may, from time to time, be privy to undisclosed material information about the Company (Inside Information).

The Company has adopted an Insider Trading and Use of Inside Information Policy that places restrictions on Company Personnel from trading our securities if they are privy to Inside Information, or during blackout periods when it’s possible Company Personnel may become privy to Inside Information. This policy describes Equinox Gold’s expectations and requirements for Company Personnel relating to the trading of the Company’s securities and is intended to help Company Personnel ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable laws. In particular, the policy requires Company Personnel to keep Inside Information about the Company confidential and prohibits trading on Inside Information as well as prohibiting certain types of trading, such as hedging. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company’s website.

2022 Annual & Special Meeting of Shareholders

NEO Share Ownership

The Company has a Share Ownership Policy that requires certain executives to own minimum values of common shares of the Company, as follows:

CEO and President - investment value equal to three times current annual base salary

CFO and COO - investment value equal to one times current annual base salary

The applicable level of share ownership is required to be achieved in five years from the later of the adoption of the policy or the date the NEO is appointed to their position. Common shares can only be used in the share ownership calculation and are valued, as follows:

1.	The number of common shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Company on the TSX on the date of adoption; plus
2.	For common shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs subject to the Share Ownership Policy as at December 31, 2021:

NEO	Base Salary ($)	Ownership Requirement ($)	Ownership Value ($)	Meets Requirement (Yes/No)

Christian Milau, CEO	590,551	1,771,654	3,234,438	Yes
Greg Smith, President	403,937	1,211,811	2,931,448	Yes
Peter Hardie, CFO	403,937	403,937	1,602,760	Yes
Doug Reddy, COO	522,047	522,047	1,349,554	Yes
Scott Heffernan, EVP Exploration	338,583	n/a	n/a	n/a

Compensation Risk Management

The Board and the CN Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including the following:

•	Balanced compensation mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short- and long-term incentives. This mix rewards both short- and long-term performance while providing fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.
•	Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CN Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business.

2022 Annual & Special Meeting of Shareholders

•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold Amended and Restated Restricted Share Unit Plan (Equinox Gold RSU Plan) caps pRSU at a maximum of 300% of the number granted (pRSU granted to NEOs to the date of this Circular are capped at a maximum of 200% of the number granted).
•	Mix of short- and long-term incentives: Incentive awards include a mix of annual and long-term awards that vest over time, from one to three years from the date of grant.
•	Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See above for the guideline and current NEO share ownership levels.
•	Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Company’s Amended and Restated Stock Option Plan (Option Plan) and Equinox Gold RSU Plan. See page 61 onwards for a summary of each plan.
•	Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Board.
•	Control features / plan governance: Annual goals and metrics as well as final award payout levels and cash incentives are reviewed by the CN Committee and approved by the Board. The year-end compensation review process allows the CN Committee and the Board to consider factors not included in the Company’s performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CN Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Company’s performance and shareholder returns.
•	Time horizon of payments or realization of value:
Incentive	Key Terms
Short-term incentive awards	Made in January following the performance year
RSU	Vest over three years (effective for awards made in 2022 onwards, previous awards vest over two years)
pRSU	Vest at the end of three years, subject to performance criteria

•	Restrictions on trading: Under the Company’s Insider Trading and Use of Inside Information Policy, executives are prohibited from certain trading activities in the Company’s securities, including speculating, short selling, buying or selling options, or hedging. See “Trading Restrictions” on page 47 for more information.
•	“Clawback” provision: Equinox Gold has an Executive Compensation Recovery Policy that provides for the recovery of short- and long-term incentive awards if an NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or if an NEO has engaged in fraud, theft, embezzlement, serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.

2022 Annual & Special Meeting of Shareholders

•	Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CN Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and to propose changes to identified areas of risk.

Compensation Governance

CN Committee

The CN Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CN Committee meets at least twice yearly and holds in-camera sessions, without the presence of Management, as needed.

The CN Committee’s duties and responsibilities include:

•	Periodically (not less than annually) reviewing and making recommendations to the Board with respect to the Company’s overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements.
•	Annually reviewing and making recommendations to the Board with respect to the compensation for the CEO and other senior executive officers of the Company including base salaries, bonuses and other performance incentives and stock-based grants, and other benefits and perquisites.
•	Annually reviewing the Statement of Executive Compensation included in the management information circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed.
•	Annually reviewing and recommending to the Board the compensation of the Directors, including annual Board and committee retainers, meeting fees, stock-based grants and other benefits conferred upon the Board.
•	Reviewing and reporting to the Board on potential risks arising from the Company’s compensation policies and practices.
•	Reviewing corporate goals and objectives relevant to the CEO and other senior executive officers, evaluating the performance of the CEO and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

The CN Committee consults with Management on executive compensation to:

•	Review the overall compensation philosophy, strategy and policies for senior executive officers.
•	Administer the Company’s restricted share unit plan and stock option plan and determine when they will be used as compensation for senior executive officers.
•	Review annual incentive plan and long-term incentive plan awards.
•	Review special compensation, recruiting, and retention programs, as and when needed.
•	Set performance goals with the CEO and review the performance of the CEO annually.

2022 Annual & Special Meeting of Shareholders

CEO Succession Planning

The Company completed a formal succession plan for the CEO in 2021 and will complete succession plans for other key executive officer roles in 2022. The succession plan was reviewed and approved by the Board and included a CEO emergency replacement plan which identified individuals to provide temporary emergency leadership coverage during unforeseen circumstances and a long-term succession plan aimed at identifying individuals who could assume the CEO position on a permanent basis.

Composition of the CN Committee and Activities During 2021

The CN Committee is currently composed of three independent directors who possess the relevant knowledge and experience to serve on the CN Committee and ensure adherence to its charter. See “Committees of the Board” starting on page 25 for details of the current members of the CN Committee and an overview of the CN Committee’s key achievements in 2021.

Management Role in Compensation Decision Making

Members of Management are invited to participate in CN Committee meetings at the discretion of the CN Committee. Management acts in an advisory and informational capacity only. The CN Committee maintains strict independence from Management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
CEO and VP Human Resources	Regularly presents information to the CN Committee to assist in decision making and communicates Management’s experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee our operations.
CEO	Makes recommendations with respect to performance metrics, performance results and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CN Committee and Board consideration.
Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy.

Use of Compensation Consultants

Since 2017, the CN Committee has engaged the services of Lane Caputo Compensation Inc. (Lane Caputo) as its compensation consultant to assist Management and the CN Committee in determining appropriate compensation for our NEOs and appropriate director fees for our Board. The CN Committee approves any retainer of Lane Caputo or other compensation consultants and provides notice of such retainer to the Board.

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

2022 Annual & Special Meeting of Shareholders

Name of Consultant	Executive Compensation-Related Fees ($)		All Other Fees ($)

	2021	2020	2021	2020
Lane Caputo	53,915	61,571	Nil	Nil

Benchmarking

It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded, motivated and retained. To assess the competitiveness of Equinox Gold’s executive compensation packages and practices, the CN Committee compares the Company to a peer group of similar companies in the gold mining industry.

The peer group has been developed using the following criteria:

•	Companies that operate in the same labour, industry, and capital markets;
•	Companies that are similar in size with respect to the number of operations and annual production; and
•	Companies with multiple operating locations in different jurisdictions.

2021 Peer Group Companies

Alamos Gold Inc.	B2Gold Corp.	Centerra Gold Inc.
Dundee Precious Metals Corp.	Eldorado Gold Corp.	Endeavour Mining Corp.
Evolution Mining Ltd.	IAMGOLD Corp.	New Gold Inc.
OceanaGold Corp.	Pan American Silver Corp.	SSR Mining Inc.
Yamana Gold Inc.

The CN Committee considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2021.

Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2021 included base salary, annual performance-based bonus (Performance Bonus(es)), long-term incentives (LTI), which comprise of time-based restricted share units (RSU) and performance based restricted share units (pRSU), and other compensation such as group health benefits. Equinox Gold believes that each of these components of compensation fit into Equinox Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders’ interests.

2022 Annual & Special Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position (1)
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12-month period of January to December.	Ranging from 25th percentile to above 75th percentile.
Performance Bonus	Focuses and rewards NEOs on achieving annual operating plan, budget and other short-term objectives.

Performance Bonuses are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in the first quarter following the performance year.

Ranging from 25th percentile to above 75th percentile.
Long-term incentives	Focuses executives on long-term shareholder value and aligns Management’s interests with those of shareholders.

LTI awards are made at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSU and pRSU.

Time-based RSU granted in 2022 onwards are subject to a three-year vesting restriction. pRSU have always been subject to a three-year vesting restriction.

Ranging from below 25th percentile to below median.
Employee Share Purchase Plan	Assists in attracting and retaining executives and aligns Management’s interests with those of shareholders.

Eligible Employees can choose to contribute between 1% and 5% of their eligible earnings to purchase Company shares.

Equinox Gold will match 100% of an employee’s contributions, up to the annual maximum (C$20,000 in Canada and US$16,000 in the USA).

Participation in the plan is voluntary.

Benchmarks not available.

2022 Annual & Special Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position (1)
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than could be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

Notes:

1.	Overall total compensation for the NEOs is positioned below the median for the Peer Group.

Base Salary

Base salaries are determined after considering the stage of development of the Company, the individual’s responsibilities, Peer Group benchmarks, the Company’s financial capacity, and an assessment by the CN Committee and the Board.

Changes to base salaries for 2022 are shown below:

NEO	Base Salary 2021 ($)	Base Salary 2022 ($)

Christian Milau, CEO	590,551	620,079
Greg Smith, President	403,937	424,173
Peter Hardie, CFO	403,937	424,173
Doug Reddy, COO	522,047	537,717
Scott Heffernan, EVP Exploration	338,583	355,512

Performance Bonuses

Performance bonuses (Performance Bonus) are a short-term variable component of compensation. NEOs can earn a Performance Bonus based on individual and corporate performance that maximizes the operating and financial success of the Company. Performance Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on several factors, including the performance of both the Company (Corporate Performance) and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEO’s position and ability to directly impact corporate performance (weightings for each NEO are shown in the following table).

2022 Annual & Special Meeting of Shareholders

NEO	Corporate Performance Weighting	Personal Performance Weighting
Christian Milau, CEO	100%	0%
Greg Smith, President	75%	25%
Peter Hardie, CFO	75%	25%
Doug Reddy, COO	75%	25%
Scott Heffernan, EVP Exploration[1]	50%	50%

Notes:

1.	Reflects the weighting applicable to Mr. Heffernan for 2021. For 2022 the relevant weighting for Mr. Heffernan will be 75% corporate performance and 25% personal performance. The relevant weightings for the other NEO are unchanged for 2022.

In the first quarter of each year, on the recommendation of the CN Committee, the Board approves the Corporate Performance objectives. The Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount, with the total target Corporate Performance rating equal to 100%. In January of the following year, the CN Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, the CN Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CN Committee has discretion to adjust the result yielded by the Company’s objectives if appropriate. The CN Committee recommends the Corporate Performance rating to the Board for approval. The Company’s objectives for 2021, including the weighting and score for each performance factor, is set out below in the table under the heading “Corporate Objectives in 2021”. Individual objectives for NEOs are also determined annually. At the end of the year, each NEO’s individual performance is reviewed against these objectives, as well as other relevant events and circumstances, to determine a personal performance rating.

Once proposed Performance Bonuses have been calculated based on Corporate Performance and the NEO’s individual performance, the CN Committee reviews the total direct compensation of the NEOs and other executives in light of other relevant factors, including Peer Group benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CN Committee gives directions to enable Management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CN Committee provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CN Committee. The CN Committee then recommends the NEO’s compensation to the Board for approval.

Corporate Performance for 2021

Category	Weight	Measure	Result	Assessment
Environment, Social and Governance	4%	3.9 total recordable injury frequency rate (TRIFR) per million worked hours	8%	TRIFR = 3.05
	4%	No fatalities	8%	No fatalities
	4%	Reduce significant environmental incidents (SEIFR) per million worked hours to 1.6.	8%	SEIFR = 0.68
	4%	Improve ESG reporting and ratings	2%	Existing ratings unchanged
	2%	Develop and disclose corporate and site level greenhouse intensity and total emission targets	2%	Targets disclosed via Climate Disclosure Project

2022 Annual & Special Meeting of Shareholders

Category	Weight	Measure	Result	Assessment
Development	2%	Start Los Filos CIL plant construction - progress by year end on time and on budget	0%	Deferred
	10%	Santa Luz construction progress in accordance with schedule to pour first gold in Q1 2022 and within the approved capital budget of $103M	10%	On track
	2%	Complete Aurizona underground prefeasibility study	4%	Completed with over 550,000 ounces of gold added to Reserves
Operations	17%	Achieve mid-point of gold production guidance	8.5%	Lower end of guidance range achieved
	17%	Achieve mid-point of cash cost performance guidance	0%	Did not achieve guidance
Exploration / Mineral Resource and Reserve	7%	Add 400,000 ounces Reserve replacement from exploration	14%	800,000 ounces added (excluding Aurizona)
	7%	Add 700,000 ounces Resource growth from exploration	14%	1.5 million ounces added
Corporate	20%	Implement identified strategic objectives	33%	Achieved strategic objectives including Premier Gold acquisition and started construction of Greenstone project
Total	100%		111.5%

Corporate Objectives for 2022

Category	Weight	Target Measure
Environment, Social and Governance	3%	3.4 TRIFR per million worked hours
	3%	No fatalities
	3%	1.6 SEIFR per million worked hours
	2%	Achieve A rating for 75% for the Mining Association of Canada “Towards Sustainable Mining” protocols
	3%	Set a long-term target for energy and greenhouse gas emissions
Development	15%	Greenstone construction progressing on time and on budget
	5%	Santa Luz ramp-up in accordance with plan
Operations	17%	Achieve mid-point of gold production guidance
	17%	Achieve mid-point of cash cost performance guidance
Exploration / Mineral Resource and Reserve	8%	Add 700,000 ounces Reserve replacement from exploration
	4%	Add 450,000 ounces Resource growth from exploration
Corporate	20%	Implement identified strategic objectives

Performance Bonus Targets, Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Board as recommended by the CN Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2021, as follows:

2022 Annual & Special Meeting of Shareholders

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)

Christian Milau, CEO	100%	658,465	112%
Greg Smith, President	80%	375,257	93%
Peter Hardie, CFO	80%	375,257	93%
Doug Reddy, COO	90%	539,731	103%
Scott Heffernan, EVP Exploration	80%	354,157	105%

Long-term Incentive Awards

NEOs may also be granted RSU and pRSU as long-term incentives. We believe the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI Plan provides guidelines to the Board regarding the grant of RSU and pRSU, which are limited to key management positions that have responsibility for influencing our policy, strategy and the Company’s long-term performance. The LTI can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.

The Company has developed guidelines for calculating incentive target awards for eligible employees based on their position and potential for long-term contribution to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance.

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

The LTI Target Amount is then allocated equally between RSU and pRSU.

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Target Amount ($)

Christian Milau, CEO	590,551	135%	797,244
Greg Smith, President	403,937	125%	504,921
Peter Hardie, CFO	403,937	125%	504,921
Doug Reddy, COO	522,047	94%	490,724
Scott Heffernan, EVP Exploration	338,583	84%	284,409

Stock Options

In 2020 the Company determined that it would no longer grant stock options and, because the Company is not seeking renewal of the Option Plan from shareholders at the Meeting, it will be unable to issue additional stock options under the Option Plan going forward. Instead, the Company grants a mix of RSU and pRSU. Stock options previously granted will remain valid until they expire.

2022 Annual & Special Meeting of Shareholders

RSU and pRSU

Restricted share units are granted under the Equinox Gold RSU Plan and may be time-based (RSU) or performance-based (pRSU). The Board considers that RSU and pRSU are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. The CN Committee recommends RSU and pRSU awards to the Board after considering input from Management.

From 2022 onwards, RSU grants will vest 33% one year after the grant date, 33% two years after the grant date and the remaining 34% will vest three years after grant. Grants made before 2022 vest 50% one year after the grant date and 50% two years after the grant date. The Company’s CEO is required to hold shares issued on vesting of restricted share units for 12 months (CEO Hold Period). Other than the CEO Hold Period, there is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested.

pRSU vest three years from the grant date. The number of pRSU that vest will depend on Equinox Gold’s performance against the performance criteria described in the pRSU grant notice and can range from 0% to 200% of the number granted, although the Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan. It has been the Company’s practice in past grants to assign performance criteria comparing the Company’s total shareholder return to the Standard and Poor’s (S&P) Global Gold Index.

RSU and pRSU Awards for 2021 Performance

The CN Committee believes this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. RSU (either time-based or performance-based) reward the NEOs’ success in achieving comparatively better share price performance relative to the wider gold mining industry.

RSU and pRSU awards for 2021 Performance have not yet been granted to Messrs. Milau, Smith, Hardie and Reddy. The Board has approved the number of RSU and pRSU to be granted to each NEO for their 2021 performance, but the relevant share units will not be granted until after the Meeting since the Company has insufficient room under the current Plan Maximum to grant share-settled share units. If the proposed resolution to amend the Plan is approved at the Meeting the relevant NEOs will be granted share-settled share units as part of their 2021 compensation. While share units granted to NEO ordinarily settle in common shares, if the proposed resolution to amend the Restricted Share Unit Plan is not approved at the Meeting the NEOs will be granted cash-settled share units for their 2021 compensation.

RSU to be granted to NEOs in 2022 for 2021 performance will vest in three tranches, as described above. pRSU to be granted to NEOs in 2022 for 2021 performance will vest three years from grant, and the number of pRSU that vest will be based on an assessment of the Company’s total shareholder return (TSR) over the three-year period starting January 1, 2022, compared to the S&P Global Gold Index. The calculation for vesting pRSU will be as follows:

Performance Level	TSR Percentile Ranking vs S&P Global Gold Index	Performance Multiplier[1]
Maximum	75th percentile or above	2.0
Target	50th to 60th percentile	1.0
Minimum	30th percentile or below	0

Notes:

1.	Payment for actual TSR performance in between performance levels is determined on a straight-line basis. TSR measurement period starts January 1. Any payout is capped at target if the overall total shareholder return is negative, irrespective of performance compared to the index.

2022 Annual & Special Meeting of Shareholders

Total Compensation at Target

The following table shows the total compensation for each NEO for 2021 calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

NEO	Total Compensation at Target ($)
Christian Milau, CEO	1,978,346
Greg Smith, President	1,232,008
Peter Hardie, CFO	1,232,008
Doug Reddy, COO	1,482,614
Scott Heffernan, EVP Exploration	893,858

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2021, 2020 and 2019.

Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs in US dollars as this is the currency that the Company uses for its financial statements.

NEO[3]	Year	Salary	Share-based Awards[1]	Option-based Awards[1]	Non-equity Incentive Plan Compensation ($)		All Other Compensation	Total Compensation ($)
		($)	($)	($)	Performance Bonus ($)	Long-term Incentive Plans ($)	($)

Christian Milau CEO[2,4]	2021	590,551	855,277	Nil	658,465	Nil	7,326	2,111,619
	2020	522,672	693,489	Nil	703,186	Nil	7,202	1,926,549
	2019	366,225	416,367	102,184	366,225	Nil	4,530	1,255,531
Greg Smith President[2,4]	2021	403,937	541,241	Nil	375,257		4,483	1,324,918
	2020	374,033	448,255	Nil	391,477	Nil	19,162	1,232,927
	2019	308,400	306,575	75,270	291,130	Nil	Nil	981,375
Peter Hardie CFO[2,4]	2021	403,937	541,241	Nil	375,257		6,772	1,327,207
	2020	374,033	448,255	Nil	391,477	Nil	6,596	1,220,361
	2019	308,400	270,259	66,146	260,290	Nil	3,545	908,640
Doug Reddy COO2 4	2021	522,047	526,769	Nil	539,731		5,789	1,594,337
	2020	414,850	446,245	Nil	567,003	Nil	4,751	1,432,849
Scott Heffernan EVP Exploration[2]	2021	338,583	303,905	Nil	354,157		5,822	1,002,468
	2020	304,905	243,224	Nil	317,690	Nil	5,635	871,454
	2019	215,880	162,155	39,688	227,445	Nil	2,794	647,962

Notes:

1.	Awards reported valued using the Black Scholes pricing methodology for option awards, consistent with industry practice and reporting in the Company’s financial statements.

2022 Annual & Special Meeting of Shareholders

Compensation Year[4]	Grant Date	Option or Share Based Award	Closing Price at Grant (C$)	Exercise Price (C$)	Expected Life (years)	Volatility	Discount Rate	Exchange Rate	Award Value (US$)
2021	20-Jan-22	Share	9.02	n/a	n/a	n/a	n/a	0.802	7.24
2020	15-Jan-21	Share	12.8	n/a	n/a	n/a	n/a	0.785	10.05
2019	15-May-20	Share	11.9	n/a	n/a	n/a	n/a	0.710	8.45
2019	15-May-20	Option	n/a	11.8	5	65.15%	0.38%	0.710	4.56
2.	The exercise price of options is determined by the closing price of the Company on the day before the grant date.
3.	Messrs. Milau, Smith and Hardie were appointed to their positions with the Company on March 31, 2017. Mr. Reddy was appointed to his position on September 1, 2020. Before his appointment as COO, Mr. Reddy was Vice President Technical Services of the Company from March 2020, following the Company’s acquisition of Leagold Mining Corporation (Leagold Acquisition).
4.	2021 Share-based Awards for Messrs. Milau, Smith, Hardie and Reddy reflect the number of share units to be granted for 2021 compensation. The relevant share units will not be granted until after the Meeting, so the valuation for 2021 is an estimate. If shareholders approve the proposed New Plan Maximum, then the relevant NEOs will be granted share-settled share units. If the proposed resolution to amend the Restricted Share Unit Plan is not approved at the Meeting the NEOs will be granted cash-settled share units as the Company has insufficient room under the current Plan Maximum to grant share-settled share units.

2022 Annual & Special Meeting of Shareholders

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2021.

Option-based Awards						Share-based Awards
NEO	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (US$)[1]	Number of Unvested (#)		Market Value of Unvested (US$)[2]
						RSU	pRSU	RSU	pRSU
Christian Milau, CEO	10-Jan-18	30,000	5.45	10-Jan-23	73,465	-	-	-	-
	28-Jan-19	35,440	5.25	28-Jan-24	92,367	19,500	19,500	131,433	131,433
	15-May-20	22,400	11.80	15-May-25	-	9,250	30,800	62,346	207,597
	15-Jan-21	-	-	-	-	34,500	34,500	232,535	232,535
Greg Smith, President	28-Jan-19	35,440	5.25	28-Jan-24	92,367		19,500	-	131,433
	15-May-20	16,500	11.80	15-May-25	-	6,800	22,700	45,833	153,002
	15-Jan-21	-	-	-	-	22,300	22,300	150,306	150,306
Peter Hardie, CFO	10-Jan-18	15,000	5.45	30-Jun-22	36,732	-	-	-	-
	10-Jan-18	28,000	5.45	10-Jan-23	68,567	-	-	-	-
	28-Jan-19	24,540	5.25	28-Jan-24	63,959	-	13,500	-	90,992
	15-May-20	14,500	11.80	15-May-25	-	6,000	20,000	40,441	134,803
	15-Jan-21	-	-	-	-	22,300	22,300	150,306	150,306
Doug Reddy, COO[3]	11-Jul-16	26,480	1.89	11-Jul-26	139,072	-	-	-	-
	28-Apr-17	413,400	8.62	28-Apr-22	-	-	-	-	-
	15-May-20	7,250	11.80	15-May-25	-	6,000	20,000	40,441	134,803
	15-Jan-21	-	-	-	-	22,200	22,200	149,631	149,631
Scott Heffernan, EVP Exploration	10-Jan-18	15,000	5.45	30-Jun-22	36,732	-	-	-	-
	10-Jan-18	28,000	5.45	10-Jan-23	68,567	-	-	-	-
	28-Jan-19	18,180	5.25	28-Jan-24	47,383	-	10,000	-	67,402
	15-May-20	8,700	11.80	15-May-25	-	3,600	12,000	24,265	80,882
	15-Jan-21	-	-	-	-	12,100	12,100	81,556	81,556

Notes:

1.	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2021 of C$8.56 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2021. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise
2.	Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold’s common shares on the TSX on December 31, 20210 of C$8.56. The amount is then converted at an exchange rate of US$1.00 = C$1.27, as quoted by S&P Global Market Intelligence on December 31, 2021. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.
3.	Mr. Reddy was Senior Vice President Technical Services of Leagold before his appointment as Executive Vice President Technical Services of the Company in March 2020 (Mr. Reddy was appointed to his current position of COO on September 1, 2020). Options and share based compensation granted to Mr. Reddy before March 10, 2020 were granted by Leagold and adjusted in accordance with the plan of arrangement for the Leagold acquisition.

2022 Annual & Special Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2021

NEO	Option-based Awards Value Vested During the Year[1] ($)	Share-based Awards - Value Vested During the Year[2] ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year[3] ($)
Christian Milau	115,947	258,203	658,465
Greg Smith	94,600	238,738	375,257
Peter Hardie	65,504	175,547	375,257
Doug Reddy	-	759,101	539,731
Scott Heffernan	48,528	123,326	354,157

Notes:

1.     Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2021.

2.     Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at US$1=C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2021.

3.     Amounts shown represent performance-based cash bonus awarded for 2021 performance and were paid on January 31, 2022.

Options Exercised during the Year Ended December 31, 2021

Except as noted in the following table, no options were exercised or sold by the NEOs during the year ended December 31, 2021.

NEO	Options Exercised in 2021	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options[1] (US$)	Total Proceeds to the Company[1] (US$)
Greg Smith	3,100	7.35	13-Apr-21	11.08	9,105	17,941
	48,000	5.45	12-Nov-21	10.69	198,047	205,984
Christian Milau	18,000	5.45	17-Dec-21	8.36	41,244	77,244

Notes:

1.	Converted into US dollars US$1 = C$1.27 as quoted by S&P Global Market Intelligence on December 31, 2021.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, and rights[1]	Weighted-average exercise price of outstanding options, and rights (C$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)[2,3,4,5]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	6,709,560	7.16 [6]	11,836,202
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	6,709,560	7.16	11,836,202

2022 Annual & Special Meeting of Shareholders

Notes:

1.	Represents the aggregate number of common shares of Equinox Gold reserved for issuance on exercise of outstanding Options, upon the vesting of outstanding time-based RSU and performance-based RSU (assuming maximum performance), being 3,583,443 common shares upon the exercise of outstanding Options, 947,562 common shares upon the vesting of RSU and 768,555 common shares upon the vesting of pRSU (assuming maximum achievable performance) and 1,410,000 common shares from the vesting of performance-based RSU granted to Mr. Beaty.
2.	11,342,826 common shares, represented 10% of Equinox Gold issued and outstanding common shares as of November 25, 2019, were reserved for future issuance under the Option Plan and the Plan (TSX Listing Application), 5,890,415 common shares were reserved for future issuances under the Option Plan as part of the Company's acquisition of Leagold effective March 10, 2020, and 2,862,772 common shares were reserved for future issuances under the Option Plan as part of the Company's acquisition of Premier Gold Mines Limited effective April 7, 2021.
3.	Represents the aggregate number of common shares remaining available for future issuance under the Option Plan and the RSU Plan as at December 31, 2021, after taking into account the number of common shares issuable upon the exercise of outstanding Options, the vesting of outstanding RSU and pRSU that can be satisfied in shares (assuming maximum performance), being 9,512,570 common shares under the Option Plan and 2,323,632 common shares under the RSU Plan. Units issued under the RSU plan cannot exceed 7,000,000 or when combined with stock options 10% of shares outstanding. In 2020, it was determined that the Company will no longer issue stock options and, because the Company is not seeking renewal of the Option Plan from shareholders at the Meeting, it will be unable to issue additional stock options under the Option Plan going forward.
4.	The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Option Plan and all other security-based compensation arrangements of the Corporation, other than the RSU Plan, cannot exceed approximately 4.68% of the number of common shares issued and outstanding (on a non-diluted basis).
5.	The aggregate number of common shares that can be reserved for issuance under the Plan in respect of all unvested time-based RSU and performance-based RSU cannot exceed 7,000,000 common shares (approx. 2.3%) of the number of common shares issued and outstanding (on a non-diluted basis) as at December 31, 2021). The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Option Plan. There is no exercise price associated with the RSU outstanding under the RSU Plan.

Option-based Awards

The shareholders of the Company adopted the Equinox Gold Option Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders (the Option Plan). In connection with the Company’s graduation to the TSX, the Board amended the Option Plan, with such amendments effective on October 30, 2019. The amendments to the Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. The Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors or consultants of Equinox Gold or any affiliate of Equinox Gold (Eligible Participants), to have equity participation in the Company through the acquisition of shares. In 2020 the Company determined that it would no longer grant stock options and, because the Company is not seeking renewal of the Option Plan from shareholders at the Meeting, it will be unable to issue additional stock options under the Option Plan going forward.

The following is a summary of certain material terms of the Option Plan. All outstanding stock options of the Company (Options) under the existing Option Plan are governed by such terms.

The Option Plan is administered by the Board. Pursuant to the Option Plan, the Company may issue Options from time to time, with the aggregate number of Options issuable, together with the aggregate number of securities issuable to insiders under any other share compensation arrangement, not to exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis. As of the Record Date, there were 2,816,923 Options outstanding, representing approximately 0.93% of the Equinox Gold shares outstanding. The Option Plan is considered an “evergreen” plan, since the shares covered by Options that have been exercised shall be available for subsequent grants under the Option Plan and the number of Options available to grant increases as the number of issued and outstanding shares of the Company increases. However, as the company is not seeking renewal of the Option Plan from Shareholders at the Meeting, there will not be more than 2,816,923 options outstanding at any time in the future.

The Option Plan has been used to provide Options that are awarded based on the recommendations of the Board, the level of responsibility of the executive and their past impact on or contribution to, and/or their ability in future to have an impact on or to contribute to the longer-term performance of the Company. In determining the number of Options to be granted to the Company’s Eligible Participants, the Board considered the number of Options, if any, previously granted to each Eligible Participant and the exercise price of any outstanding Options to ensure that such grants were in accordance with the policies of the TSX or any other stock exchange on which Equinox Gold shares may then be listed and to closely align the interests of the Eligible Participants with the interests of shareholders. The Board determined the exercise price and vesting provisions of all stock option grants at the time the Option is granted.

2022 Annual & Special Meeting of Shareholders

The following is a summary of key elements of the Option Plan:

•	Eligibility: Officers, directors, consultants, and employees of the Company and its affiliates shall be eligible for grants under the Option Plan, as determined by the Board. However, in 2020 it was determined the Company would no longer issue Options.
•	Exercise price: The exercise price of each Option granted shall not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.
•	Insider participation: If and for so long as the Company’s shares are listed on the TSX: (i) the number of shares issuable to insiders under the Option Plan, together with the aggregate number of Equinox Gold shares issuable to insiders under any other share compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis; (ii) the number of shares issued to insiders under the Option Plan, together with the aggregate number of shares issued to insiders under any other share compensation arrangement, within any one year period shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis; (iii) the number of Options granted to non-executive directors under the Option Plan, in combination with all other equity awards granted to non-executive directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-executive director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed C$100,000; and (iv) the aggregate number of shares reserved for issuance to non-employee directors under the Option Plan shall not exceed 1.0% of the total number of issued and outstanding shares.
•	Term: The Board will set the term of an Option at the time a grant is made under the Option Plan but in no event shall an Option be exercisable more than ten years from the date it is granted. The term may be extended by up to 10 business days if the Option expires during a Blackout Period imposed (as defined below) by the Company.
•	Vesting: At the time of a grant of an Option under the Option Plan, the Board will set the time in which the option will vest.
•	Exercise of Options: Options under the Option Plan may be exercised by providing written notice to the Company and by payment of the exercise price in Canadian funds.
•	Assignability: Options granted under the Option Plan cannot be transferred or assigned by an option holder (Optionee) thereof other than by will or the laws of descent and distribution.
•	Termination: Options under the Option Plan shall terminate at the earliest of the following dates:
i.	the termination date specified for such Option with certain exceptions;
ii.	where the Optionee’s position as an employee, consultant, director or officer of the Company or any affiliate has been terminated for just cause, the date of such termination of just cause;
iii.	where the Optionee’s position as an employee, consultant, officer or director of the Company or any affiliate terminated for a reason other than the Optionee’s disability, death or termination for just cause, 90 days after such date of termination, provided that if an Optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination under the Option Plan. For greater certainty, the date of termination is the last day the Optionee provided actual services to the Company and does not include any period of additional notice at contract, common law or otherwise; and

2022 Annual & Special Meeting of Shareholders

iv.	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the Option Plan.
•	Amendment: The Board shall have the authority, including but not limited to:
i.	correct any defect, supply any information or reconcile any inconsistency in the Option Plan;
ii.	prescribe, amend and rescind rules and regulations relating to the administration of the Option Plan; and
iii.	make all other determinations necessary or advisable for administration of the Option Plan.

The Board may, without shareholder approval, subject to regulatory policies and approval:

i.	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, error or omission in the Option Plan;
ii.	change the provisions relating to the manner of exercise of Options including adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Equinox Gold shares from the maximum number reserved for issuance under the Option Plan provided that no such change may change or add any form of financial assistance provided by the Company
iii.	change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the term of Options granted to insiders (except as otherwise provided in the Option Plan);
iv.	change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with a term of more than ten years or extend the term of an outstanding Option granted to an insider (except as otherwise provided in the Option Plan); and
v.	make any addition to, deletion from or alteration of the provisions of the Option Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan.

provided that the Board may not do any of the following without obtaining shareholder approval:

i.	amend the non-executive director participation limits;
ii.	reduce the exercise price of Options granted any Optionee;
iii.	cancel and reissue Options or substitute Options with other awards or cash;
iv.	modify the provisions limiting the participation of insiders;
v.	extend the term of the Options granted to any Optionee, subject to certain exceptions;
vi.	increase the maximum number of Equinox Gold shares issuable under the Option Plan to exceed 10% of the issued common shares of the Company outstanding at the time of grant, determined in accordance with the Option Plan;
vii.	modify the provisions to allow for the transfer or assignment of Options granted other than in the event of death and/or disability;
viii.	change the class of participants eligible to participate under the Option Plan; and
ix.	modify the provisions for amendment of the Option Plan.

•	Effect of Amalgamation, Merger or Arrangement: If the Company amalgamates, merges or enters into a plan of arrangement with or into another Company, any Equinox Gold shares receivable on the exercise of an option shall be converted into the securities, property or cash which the Optionee would have received if they had exercised their option immediately before the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board.
•	Acceleration on Change of Control: Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

2022 Annual & Special Meeting of Shareholders

•	Effect of a Takeover: If a bona fide offer for Equinox Gold shares is made to an Optionee or to shareholders generally, which offer constitutes a takeover bid, any option held by an Optionee may be exercised in whole or in part so as to permit the Optionee to tender the Equinox Gold shares received upon such exercise.

Share-based Awards

The shareholders of the Company adopted the Equinox Gold RSU Plan (Plan) on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Company’s graduation to the TSX, the Board amended the Plan, with such amendments effective on October 30, 2019. The amendments to the Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. Effective February 24, 2022, the Board made certain administrative amendments to the Plan, including adding a 12-month hold period for common shares issued to the CEO on vesting of restricted share units, removing automatic accelerated vesting of restricted share units on a change of control, and other revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the Plan contains specific amendment provisions pursuant to which such amendments may be made to the Plan upon approval of the Board, without shareholder approval.

The Plan provides that restricted share units may be granted by the Board, which administers the Plan, to certain employees, consultants, directors and officers (Eligible Persons) from time to time as a discretionary payment to recognize and reward significant contributions to the long-term success of the Company, including to align the Eligible Persons’ interests more closely with the shareholders of the Company. The Board uses restricted share units issued under the Plan as part of the Company’s overall executive compensation plan. Since the value of restricted share units increase or decrease with the price of the Equinox Gold shares, restricted share units reflect a philosophy of aligning the interests of holders there with those of the shareholders by tying compensation to share price performance. In addition, restricted share units assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment to the Company.

The following is a summary of certain material terms of the existing Plan. All outstanding RSU and pRSU granted under the existing Plan are governed by the terms set out in the Plan.

Pursuant to the terms of the Plan, the maximum number of Equinox Gold shares that may be reserved for issuance under the Plan shall not exceed 7,000,000 Equinox Gold shares (Plan Maximum), or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which shares of the Company may then be listed, by the shareholders of the Company. The Company is seeking approval from shareholders at the Meeting to increase the Plan Maximum by 5,400,000 to a total of 12,400,000 shares (the New Plan Maximum). See page 4 for more information.

The number of Equinox Gold shares that may be reserved for issuance under the Plan, in combination with the aggregate number of Equinox Gold shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time, including the Plan, shall not exceed 10% of the total number of issued and Equinox Gold shares on a non-diluted basis, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which Equinox Gold shares may then be listed, by the shareholders of the Company.

If and for so long as the Company’s shares are listed on the TSX:

•	The number of Equinox Gold shares issuable to insiders, at any time, under the Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis; and

2022 Annual & Special Meeting of Shareholders

•	The number of Equinox Gold shares issuable to insiders, within any one-year period, under the Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis.

The number of restricted share units granted to non-executive directors under the Plan, in combination with all other equity awards granted to directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes valuation as determined by the Board) of C$150,000 per director, provided that the total value (based as determined by the Board) of Options issuable to any one director in any one year period shall not exceed C$100,000 (In 2020, it was determined that the Company will no longer issue stock options and, because the Company is not seeking renewal of the Option Plan from shareholders at the Meeting, it will be unable to issue additional stock options under the Option Plan going forward). The aggregate number of Equinox Gold shares reserved for issuance to non-executive directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Equinox Gold shares.

Certain pRSU are subject to a maximum multiplier of two such that one pRSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance-based criteria and the fair market value of Equinox Gold shares at the time of redemption.

The Board determines the vesting provisions of all RSU and pRSU at the time they are granted. Restricted share units granted under the Plan cannot be transferred or assigned. Unless redeemed earlier in accordance with the Plan, the restricted share units of each Eligible Person will be redeemed on or about each applicable Redemption Date (as defined below) or, if applicable, at a later Deferred Payment Date(s) (as defined below) for Equinox Gold shares, as determined by the Board, for an amount equal to the number of restricted share units that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be. The Redemption Date in respect of any restricted share unit means: the date as determined by the CN Committee in its sole discretion, or if no date is set, the third anniversary of the grant date on which such restricted share unit was granted to the Eligible Person, unless there is a Change of Control (as defined in the Plan and the relevant Eligible Person’s Employment Agreement provides for accelerated vesting on a Change of Control), the Plan is terminated, or upon an Eligible Person’s death or termination of employment.

Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares until a Deferred Payment Date. The Deferred Payment Date in respect of any restricted share unit means the date for an Eligible Person under the Plan after the Redemption Date and not later than the Eligible Person’s Retirement Date (as defined below) to which the Eligible Person has elected to defer receipt of Equinox Gold shares. Retirement in respect of an Eligible Person means the Eligible Person ceasing to be an employee, director, contractor or officer after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent, and Retirement Date means the date an Eligible Person reaches Retirement.

In addition, in the event the Redemption Date, determined in accordance with the Plan, occurs during a Blackout Period (as defined below) applicable to the relevant Eligible Person, then the Redemption Date is the date that is the 10th business day after the expiry of the Blackout Period. Blackout Period means a period formally imposed by the Company, pursuant to the Company’s policies, upon certain designated persons during which those persons may not trade in any securities of the Company.

The Plan also sets out certain rules and limitations applicable to an award of restricted share units issued to a designated employee who is subject to taxation in the United States (a US Grantee). If any US Grantee desires to elect a Deferred Payment Date, then such US Grantee must do so in writing pursuant to a payment deferral election form on or before December 31 of the calendar year before the calendar year of the grant, provided that, the Deferred Payment Date may be specified at any time before the grant date if the award requires the participant’s continued service for not less than 12 months after the grant date in order to vest such award, subject to applicable US legislation.

2022 Annual & Special Meeting of Shareholders

Under the Plan, the Board may from time to time amend or revise the terms of the Plan, including amendments to the provisions of the Plan respecting administration and respecting the terms and conditions on which restricted share units may be granted, as may be necessary to ensure that the Plan complies with the applicable regulatory requirements or are of a “housekeeping” nature. Shareholder approval is required for any amendment that: (a) increases the number or percentage of issued and outstanding common shares available for grant under the Plan (b) changes the method of calculation of redemption of restricted share units held by eligible persons, including insiders, (c) amends the non-executive director participation limits; (d) extends the term of any restricted share units; (e) permits restricted share units to be transferable or assignable (other than by will or the laws of descent and distribution); (f) amends the eligibility for participation under the Plan; (g) removes or exceeds the participation limits for insiders; (h) cancels or reissues any restricted share unit or substitutes restricted share unit with other awards or cash; or (i) amends the amendment provisions of the Plan.

If an Eligible Person is terminated by the Company for cause, or if an Eligible Person voluntarily terminates employment for any reason or resigns as a director, as applicable, before the Redemption Date, all of the Eligible Person’s restricted share units will be cancelled and no amount will be paid by the Company to the Eligible Person in respect of the restricted share units so cancelled. Any restricted share units outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this paragraph has elected a Deferred Payment Date should be redeemed for an equal number of Equinox Gold shares as soon as possible. The restricted share units of an Eligible Person that have vested on the applicable date, other than a director, who is involuntarily terminated by the Company for reasons other than cause, will be redeemed for a number of Equinox Gold shares equal to the number of restricted share units then held by the Eligible Person. The restricted share units of a director who is not re-elected at an annual or special meeting of shareholders will be redeemed for such number of Equinox Gold shares equal to the number of restricted share units that have vested on the Redemption Date.

If an Eligible Person dies before the Redemption Date, all of the Eligible Person’s restricted share units will vest and be redeemed for an equal number of Equinox Gold shares as soon as possible, with the applicable Redemption Date becoming the date of the Eligible Person’s death.

In the event of a Change of Control (as defined in the Plan), there is no accelerated vesting of restricted share units except as provided for in an Eligible Person’s Employment Agreement.

As of the Record Date, there were 302,688,736 Equinox Gold shares issued and outstanding. Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the Plan is 7,000,000 representing approximately 2.3% of the Company’s issued and outstanding common shares as of March 17, 2022. As of the Record Date, there are 74,483 Equinox Gold shares available for future issuance under the Plan (representing 0.02% of the Company’s issued and outstanding common shares), after considering the number of common shares issuable upon the vesting of previously issued RSU and pRSU (assuming maximum performance) granted (collectively, the Issued RSU), with such number of common shares issuable on vesting of the Issued RSU being 5,138,299 or 1.7% of the Company’s issued and outstanding common shares as of the Record Date.

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Options and RSU granted in each of the past three years (to all Eligible Participants), and the potential dilutive effect such awards have, assuming that each is paid out in Equinox Gold shares. The burn rate for a given year is calculated by dividing the number of Options or RSU granted during the year or for performance during that year, by the weighted average number of Equinox Gold shares outstanding during the year.

2022 Annual & Special Meeting of Shareholders

Period[1]	RSU Granted[2]	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)	(Burn Rate)
2021	1,211,371 (0.4%)	0	301,324,604
2020	914,908 (0.4%)	0	212,487,729
2019	731,000 (0.3%)	196,198 (0.2%)	112,001,484

Notes:

1.	Period includes all Options and RSU granted during the relevant calendar year, together with Options and RSU granted for performance in that calendar year (e.g. RSU granted in January 2022 for 2021 performance are included for the purpose of calculating the 2021 burn rate).

2.    Certain RSUs are subject to a maximum multiplier ranging from 1.5 to 2.0 such that one RSU may equate to more than one Equinox Gold share upon redemption.

The total annual burn rate of all the combined equity awards (excluding the pRSU multiplier) granted in each year 2021, 2020 and 2019, is 0.4%, 0.4% and 0.5%, respectively. The total annual burn rate of all the combined equity awards (assuming the relevant maximum pRSU multiplier) granted in each year 2021, 2020, and 2019, is 0.8%, 0.7% and 1.2%, respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party which provided services that are typically provided by a NEO or a director of the Company.

NEO	Title	Effective Date of Employment Agreement[1]	Key Terms of NEO Employment Agreements
Christian Milau	CEO	March 10, 2020	The duties to be performed by each NEO are prescribed by their respective agreements and positions. The terms of each NEO’s employment agreement are for an indefinite period and provide for, amongst other things, a base salary (which may be adjusted annually by the Board), discretionary bonus, and extended benefits. In addition, each employment agreement contains provisions for compensation in the event of the termination of the relevant NEO or in the event of a change of control of the Company as more particularly described under the heading “Termination and Change of Control Benefits” which follows.
Greg Smith	President	March 10, 2020
Peter Hardie	CFO	March 10, 2020
Doug Reddy	COO	July 1, 2020
Scott Heffernan	EVP Exploration	March 10, 2020

Notes:

1.	Reflects the effective date of each NEO’s current employment agreement. Mr. Reddy was originally employed by Leagold on September 8, 2016 and became Vice President Technical Services of the Company in March 2020, following the Leagold Acquisition. He was subsequently appointed COO effective September 1, 2020. The effective date of Messrs. Milau, Hardie and Heffernan’s original employment agreements with the Company was May 31, 2017 and Mr. Smith’s was March 31, 2017.

Termination and Change of Control Benefits

At December 31, 2021, the Company had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a “Termination Event”).

2022 Annual & Special Meeting of Shareholders

For the purposes of this section, “Cause” means circumstances in which the Executive: (i) materially breaches their duties under this Agreement, including any applicable law, regulation, rule, or Equinox Gold’s written policies and procedures; (ii) engages in conduct which is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under this Agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

A “Change of Control” means:

(a)	Any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of Equinox Gold or exercises control or direction over fifty percent (50%) or more of the common shares of Equinox Gold (other than solely involving Equinox Gold and one or more of its affiliates); or
(b)	A sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of Equinox Gold other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of Equinox Gold; or
(c)	A change in the composition of the Board occurring at a meeting of the shareholders of Equinox Gold, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

The following table summarizes the material terms and conditions that apply on the occurrence of a Termination Event. As used in the table Termination Date means the effective date of the termination of the employment of an NEO.

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control [2,3]	Death
Severance[1]	None	None	1.5 x NEO’s Base Salary on the Termination Date plus 1.5 x NEO’s Annual Target Bonus plus 5% of 1.5 x NEO’s Base Salary in lieu of benefits	2 x NEO’s Base Salary on the Termination Date plus 2 x NEO’s Annual Target Bonus plus 5% of 2 x NEO’s Base Salary in lieu of benefits	None
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date
Annual Incentive Bonus	None	None	None (see “Severance” section above)	None (see “Severance” section above)	Any bonus or incentive that should be awarded as determined under the bonus plan

2022 Annual & Special Meeting of Shareholders

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control [2,3]	Death
pRSU	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are vested	Unvested pRSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan
Employee Share Purchase Plan	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date
1.	Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Company and such Termination Event and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Company stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Company, or any of its respective directors, officers, employees or agents of the Company as a consequence of such Termination Event.
2.	Applies to any termination instigated by the Company or where the NEO resigns from the Company within 30 days of an adverse role change during the 12-month period immediately following a Change of Control.
3.	Mr. Heffernan’s severance in the event of a change of control is as follows: 1.5 x Base Salary on the Termination Date plus 1.5 x Annual Target Bonus plus 5% of 1.5 x Base Salary in lieu of benefits.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive had they been terminated effective December 31, 2021.

NEO	Termination Event
	Termination Without Cause ($)	Change of Control[1] ($)
Christian Milau	1,815,945	2,421,260
Greg Smith	1,120,925	1,494,567
Peter Hardie	1,120,925	1,494,567
Doug Reddy	1,526,988	2,035,984
Scott Heffernan	939,567	939,567

Notes:

1.	Assumes termination effective December 31, 2021 is within 12-month period immediately following a Change of Control.

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Company.

2022 Annual & Special Meeting of Shareholders

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold’s annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2021 is available on SEDAR and EDGAR and on the Company’s website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR, on EDGAR and on the Company’s website.

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Equinox Gold shares without par value. As at March 17, 2022 there were 302,688,736 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, except as noted below, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Name[1]	Number of Shares[2]	Percentage of Outstanding Shares
Van Eck Associates Corporation	30,776,762	10.17%

Notes:

1.	Shares held or controlled by Van Eck, including within the VanEck Vectors Gold Miners ETF and the VanEck Vectors Junior Gold Miners ETF
2.	Source www.bdcorporate.ipreo.com.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers at any time since January 1, 2021, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2021.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2021, or in any proposed transaction, which has materially affected or will materially affect the Company or any of our subsidiaries.

2022 Annual & Special Meeting of Shareholders

Forward-looking Statements

Certain statements contained in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements contained in this Circular are based on expectations, estimates and projections as of the date of this Circular and include, without limitation, those statements made in the “Letter from the Chairman” and “Letter from the Chief Executive Officer”, statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and the Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the expectations for the Company’s investments in Solaris, i-80 Gold and Pilar Gold; completion of the sale of the Mercedes mine; the Company’s production and cost guidance; conversion of Mineral Resources to Mineral Reserves; expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (COVID-19).

Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as “believe”, “anticipate”, “vision”, “clear path”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “advancing”, “start”, “underway”, “budget”, “schedule” and “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and those factors identified in the Company’s MD&A for the year-ended December 31, 2021 and the Company’s most recent Annual Information Form available on SEDAR and EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development of Santa Luz and Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no additional labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company; the consummation and timing of the Mercedes sale; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Circular.

2022 Annual & Special Meeting of Shareholders

While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or Management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

Schedule A – Restricted Share Unit Plan

Schedule “A” - Restricted Share Unit Plan

Effective [•, 2022]

ARTICLE 1
General Provisions

1.1       Purpose

This Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Corporation, to encourage their tenure and longevity of employment, and to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees’, consultants’, directors’ and officers’ interests more closely with the shareholders of the Corporation. Except as required by applicable law (including Exchange Policies), this Plan is qualified entirely by the terms of each Eligible Person’s Employment Agreement and to the extent that any provision contained in this Plan conflicts with such Employment Agreement the terms contained in such Employment Agreement shall be the governing terms and shall be deemed to supersede any rights or entitlements granted to an Eligible Person under this Plan.

1.2       Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Affiliate” shall have the meaning ascribed to such term in the Securities Act (Ontario);
(b)	“Blackout Period” means a period of time formally imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation;
(c)	“Board” means the Board of Directors of the Corporation;
(d)	“Business Day” means any day that is not a Saturday, Sunday or a “holiday” (as such term is defined in the Interpretation Act (British Columbia)) in Vancouver, British Columbia;
(e)	“Change of Control” includes:
i.	any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of the Corporation or exercises control or direction over fifty percent (50%) or more of the common shares of the Corporation (other than solely involving the Corporation and one or more of its affiliates); or
ii.	a sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of the Corporation other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of the Corporation; or
iii.	a change in the composition of the Board occurring at a meeting of the shareholders of the Corporation, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

Schedule A – Restricted Share Unit Plan

(f)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Restricted Share Units and administer this Plan;
(g)	“Common Share” means a common share in the capital of the Corporation;
(h)	“Consultant” means an individual or Consultant Company, other than an employee, a director or an officer of the Corporation, that:
i.	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate, other than services provided in relation to a distribution;
ii.	provides the services under a written contract between the Corporation or an Affiliate of the Corporation and the individual or the Consultant Company;
iii.	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention to the affairs and business of the Corporation or an Affiliate; andhas a relationship with the Corporation or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Corporation;
(i)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(j)	“Corporation” means Equinox Gold Corp. and its successors and assigns;
(k)	“Deferred Payment Date” means the date for an Eligible Person under the Plan after the Redemption Date and not later than the Eligible Person’s Retirement Date which the Eligible Person has elected to defer receipt of Common Shares;
(l)	“Director” means a non-Employee director of the Board of the Corporation;
(m)	“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Committee, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Committee, include a Special Dividend declared and payable on a Common Share;
(n)	“Eligible Person” means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;
(o)	“Employee” means an employee of the Corporation or any of its Subsidiaries;
(p)	“Employment Agreement” means an employment agreement governing the terms of employment of an Eligible Person that may exist from time to time;
(q)	“Exchange” means, collectively, the Toronto Stock Exchange (“TSX”), any successor thereto and, at the sole determination of the Committee, may include any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time;
(r)	“Fair Market Value” means the closing price of the Common Shares on the Exchange on the Business Day immediately before the relevant date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;

Schedule A – Restricted Share Unit Plan

(s)	“Grant Date” means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;
(t)	“Insider” shall have the meaning ascribed to such term in the TSX Company Manual;
(u)	“Officer” means an officer of the Corporation that has been duly appointed by the Board;
(v)	“Hold Period” means, in the case of a Chief Executive Officer of the Corporation who is a Eligible Person, the twelve (12) month hold period applied to Common Shares issued upon vesting of Restricted Share Units granted pursuant to the terms of this Plan;
(w)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;
(x)	“Redemption Date” in respect of any Restricted Share Unit means (i) the date as determined by the Committee in its sole discretion, or (ii) if no date is set, the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (ii) Section 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date(s) in respect of such Restricted Share Unit shall be the date(s) established as such in accordance with the applicable Section. Such dates shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada);
(y)	“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid pursuant to Section 3.7), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;
(z)	“Restricted Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan;
(aa)	“Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Contractor or Officer after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;
(bb)	“Retirement Date” means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person;
(cc)	“Share Compensation Arrangement” means any employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;
(dd)	“Subsidiary” has the meaning set out in the Securities Act (British Columbia); and
(ee)	“Exchange Policies” means the policies included in the TSX Company Manual and, at the sole determination of the Committee, may include the applicable rules of any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time.

Schedule A – Restricted Share Unit Plan

1.3       Effective Date

The Plan shall be effective [•, 2022]; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4       Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

ARTICLE 2
Eligibility and Participation

2.1       Eligibility

This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation before each Grant Date. Any award of Restricted Share Units issued hereunder to an Eligible Person who is subject to taxation in the United States shall be subject to the additional terms and conditions set forth in Appendix B hereto.

2.2       Rights Under the Plan

Subject to Article 4 and Article 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for Common Shares in accordance with this Plan.

2.3       Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4       Limitation on Rights

Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5       Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended as Appendix A hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

Schedule A – Restricted Share Unit Plan

2.6       Participation Limits

(a)	The number of Common Shares which may be reserved for issuance under the Plan shall not exceed [12,400,000] Common Shares, subject to adjustment in accordance with Section 3.8 or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the Exchange Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.
(b)	The number of Common Shares which may be reserved for issuance under the Plan, in combination with the aggregate number of Common Shares which may be issuable under any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such greater number of Common Shares as shall have been duly approved by the Board and, if required, by the Exchange Policies (if applicable) or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.
(c)	If and for so long as the Corporation’s Common Shares are listed on the Toronto Stock Exchange:
i.	the number of Common Shares issuable to Insiders, at any time, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and
ii.	the number of Common Shares issued to Insiders, within any one year period, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis.
(d)	The number of Restricted Share Units granted to Directors under the Plan, in combination with all other equity awards granted to Directors under any other Share Compensation Arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of CAD$150,000 per Director, provided that the total value (based as determined by the Board) of stock options issuable to any one Director in any one year period shall not exceed CAD$100,000.
(e)	The aggregate number of Common Shares reserved for issuance to Directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Common Shares.

2.7       No Fractional Shares

No fractional Common Shares may be issued under the Plan and such Common Shares will be rounded down to the nearest whole number.

2.8       Performance Based Restricted Share Units

Certain Restricted Share Units are subject to a maximum multiplier of three (3) such that one Restricted Share Unit may equate to more than one Common Share upon redemption. The value of the multiplier is subject to performance based criteria and the Fair Market Value of the Common Shares at the time of redemption.

ARTICLE 3
Restricted Share Units

3.1       Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion. Concurrent with the determination to grant Restricted Share Units to an Eligible Person, the Committee shall determine the Redemption Date applicable to such Restricted Share Units, provided the Committee shall have discretion to amend the Redemption Date after such grant. In addition, the Committee may, at its sole discretion, at the time of the grant of Restricted Share Units, make such Restricted Share Units subject to performance conditions to be achieved by the Corporation, the Eligible Person or a class of Eligible Persons, before the Redemption Date, for such Restricted Share Units to entitle the holder thereof to receive the Common Shares thereunder.

Schedule A – Restricted Share Unit Plan

3.2       Redemption of Restricted Share Units

Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or about each applicable Redemption Date or, if applicable, at a later Deferred Payment Date(s), and the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the number of Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be. In the case of an Eligible Person who is a Chief Executive Officer of the Corporation, such Common Shares received pursuant to the vesting of the Restricted Share Units shall not be traded (on an Exchange or otherwise) by the Chief Executive Officer at any time prior to the earlier of: (i) the expiry of the Hold Period; or (ii) the termination of employment of the Chief Executive Officer for cause or reasons other than for cause. Notwithstanding the Hold Period described above, the Chief Executive Officer may sell Common Shares received on vesting of Restricted Share Units to pay for the cost of any taxes or other fees associated with such vesting.

3.3       Deferred Payment Date

Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares until a Deferred Payment Date.

3.4       Blackout Period

In the event the Redemption Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date, shall be the date that is the tenth Business Day after the expiry of the Blackout Period.

3.5       Prior Notice of Deferred Payment Date

Eligible Persons who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days before the applicable Redemption Date(s). Eligible Persons may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.6       Withholding Taxes

The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

3.7       Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited. Such additional Restricted Share Units shall vest in accordance with the terms of the existing Restricted Share Units.

3.8       Adjustments

Schedule A – Restricted Share Unit Plan

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

3.9       Offer for Common Shares - Change of Control

Upon the occurrence of a Change of Control, there shall be no accelerated vesting of Restricted Share Units, except as provided in such Eligible Person’s Employment Agreement.

ARTICLE 4
Events Affecting Entitlement

4.1       Termination of Employment or Election as a Director

(a)	Voluntary Termination. If an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, before a Redemption Date, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who voluntarily terminates employment as set out in this Section 4.1(a)has elected a Deferred Payment Date shall be redeemed for an equal number of Common Shares as soon as possible following termination. For greater clarity, if an Eligible Person voluntarily terminates employment for any reason or resigns as a Director, as applicable, before a Redemption Date, those Restricted Share Units that have not yet vested will not vest and shall be cancelled on such date that the Eligible Person voluntarily terminates employment with the Corporation.
(b)	Involuntary Termination. If an Eligible Person, is involuntarily terminated by the Corporation, for cause or for reasons other than cause, as applicable, before a Redemption Date, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who is involuntarily terminated by the Corporation, as set out in this Section 4.1(b) has elected a Deferred Payment Date shall be redeemed for an equal number of Common Shares as soon as possible following termination. For greater clarity, if an Eligible Person is involuntarily terminated by the Corporation before a Redemption Date, those Restricted Share Units that have not yet vested will not vest and shall be cancelled on such date that the Eligible Person is involuntarily terminated by the Corporation. Except only as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation in the province where an employee works, the date of an involuntary termination shall be the effective date of termination set out in the written notice of termination and shall not be deemed to include any contractual or common law notice period after the effective date set out in the notice of termination.
(c)	Termination related to Directors. The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Restricted Share Units that have vested on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

4.2       Death

Schedule A – Restricted Share Unit Plan

All of the Restricted Share Units of an Eligible Person who dies shall, to the extent not already vested, immediately vest. The Redemption Date for Restricted Share Units held by an Eligible Person who dies becomes their date of death.

4.3       No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

ARTICLE 5
Administration

5.1       Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

5.2       Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3       Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4       Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

Schedule A – Restricted Share Unit Plan

5.5       Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

ARTICLE 6
Amendment and Termination

6.1       Amendment

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment related to:
i.	increasing the number or percentage of issued and outstanding Common Shares available for grant under the Plan;
ii.	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons including Insiders;
iii.	cancelling and reissuing Restricted Share Units or substituting the Restricted Share Units with other awards or cash;
iv.	an extension to the term for redemption of Restricted Share Units held by Eligible Persons including Insiders;
v.	removing or exceeding the participation limits for Insiders set forth in Section i and ii herein;
vi.	amending Section 5.1 to allow for the transfer or assignment of Restricted Share Units other than by will or the laws of decent and distribution;
vii.	amending the eligibility for participation under the Plan;
viii.	amending the non-employee director participation limits in Section 2.6(d) or Section 2.6(d); and
ix.	amending this Section 6.1(a) or Section 6.1(c).
(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.
(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:
i.	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;
ii.	amendments to the provisions of the Plan respecting administration of the Plan;

Schedule A – Restricted Share Unit Plan

iii.	amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan; and
iv.	amendments to the Plan that are of a “housekeeping” nature.

6.2       Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Article 3, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

ARTICLE 7
General

7.1       Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2       No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3       Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Employees, Consultants, Directors or Officers to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

Schedule A – Restricted Share Unit Plan

APPENDIX A

Restricted Share Unit Agreement

This Restricted Share Unit Grant Agreement is made the ____ day of ____, 20____ between ______________________, the undersigned “Eligible Person” (the “Eligible Person”) and Equinox Gold Corp. (the “Corporation”), pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”).

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are acknowledged), the Eligible Person agrees and confirms that:

1.       The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.       The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.       On_______________ , 20_____, the Eligible Person was granted_______________________ Restricted
Share Units, which grant is evidenced by this Agreement.

4.       The Redemption Date(s) for the Restricted Share Units is/are as follows:

5.       The Restricted Share Units, which grant is evidenced by this Agreement, are also subject to the terms and conditions contained in the appendixes, if any, attached hereto.

6.       Except as required by applicable law, this Restricted Share Unit Grant Agreement shall be subject to the terms of the Eligible Person’s Employment Agreement and the Eligible Person herby agrees that the terms of such Employment Agreement shall supersede any rights or entitlements granted to the Eligible Person under the Plan and the Eligible Person agrees that it will not make any claim under this Plan for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in such Eligible Person’s Employment Agreement or available to the Eligible Person pursuant to applicable laws.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

EQUINOX GOLD CORP.	ELIGIBLE PERSON

Per: ________________________________	________________________________
Authorized Signatory	Print Name

Schedule A – Restricted Share Unit Plan

APPENDIX A-1 to APPENDIX A

Restricted Share Unit Agreement

The additional terms and conditions attached to the Restricted Share Units, which grant is evidenced by this Agreement, are as follows:

1.       [•]

EQUINOX GOLD CORP.	ELIGIBLE PERSON

Per: ________________________________	________________________________
Authorized Signatory	Print Name

Suite 1501 - 700 West Pender St

Vancouver, B.C. Canada V6C 1G8

Telephone numbers:

1-833-EQXGOLD (1-833-379-4653) (North America) or

1-604-558-0560 (International)

Fax: 604.558.0561

Email: ir@equinoxgold.com